UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 27, 2014

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K incorporates the Notice of Annual Meeting of Shareholders, Information Circular and Form of Proxy distributed to the Company’s shareholders of record as of March 20, 2014. The Information Circular was provided to shareholders in connection with the Company’s annual meeting to be held on May 1, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: March 27, 2014	By:	/s/ DARREN WATT
Darren Watt, Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at Ritchie Bros. Auctioneers’ offices at 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, on Thursday, May 1, 2014 at 11:00 a.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the financial year ended December 31, 2013 and the report of the auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the auditors of the Company to hold office until the next annual meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

(4)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on March 20, 2014 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 20, 2014 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting, whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. Shareholders may also vote on the internet by visiting the website included on the proxy form and following the online voting instructions.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 27th day of March, 2014.

By Order of the Board of Directors

Darren Watt

Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL MEETING OF SHAREHOLDERS INFORMATION CIRCULAR

Unless otherwise provided the information herein is given as of March 3, 2014 and dollar amounts are presented in U.S. dollars.

Solicitation of Proxies

This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual Meeting to be held on May 1, 2014 (the “Meeting”) by management of the Company. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

PROPOSAL 1: Election of Directors

Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the board of directors (the “Board”) is authorized to determine the actual number of directors within that range. The Company currently has eight (8) directors. Pursuant to the provisions of the Canada Business Corporations Act, a majority of the total number of directors constitutes a quorum at any meeting of directors. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders of the Company unless he or she sooner ceases to hold office. The Articles of the Company also provide that the Board has the power to increase the number of directors at any time between annual meetings of shareholders and appoint one or more additional directors, provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting. At the annual meeting of shareholders of the Company held in 2013, seven (7) directors were elected. In June 2013 the Board determined that the number of directors should be increased to eight (8) and appointed Erik Olsson as an additional director. The number of directors to be elected at the Meeting is eight (8).

Peter Blake, the current Chief Executive Officer of the Company, is currently a director of the Company. Mr. Blake intends to resign as Chief Executive Officer of the Company. The Company is in the process of conducting a search to identify and hire a new Chief Executive Officer, but, as of the date of this Information Circular, the Board has not yet selected or hired such replacement. If the Company has identified and hired a new Chief Executive Officer prior to the Meeting, Mr. Blake intends to resign as Chief Executive Officer at the time of the Meeting. Failing that, Mr. Blake has agreed to remain as Chief Executive Officer for a further interim period while the Company continues the search process. In addition, to assist in the transition period surrounding the identification and hiring of a new Chief Executive Officer, Mr. Blake has agreed to stand for re-election as a director. It is anticipated that, if elected as a director at the Meeting, Mr. Blake would, following the hiring of the new Chief Executive Officer, resign from the Board, and the new Chief Executive Officer will be appointed as a director by resolution of the Board at some point subsequent to the date of the Meeting.

As set out in the Company’s Corporate Governance Guidelines, the Board has established a mandatory retirement for directors at 72 years of age. Robert Murdoch, the Chairman of the Board, will reach the mandatory retirement age in 2014. The Board has requested that Mr. Murdoch delay his retirement and stand for re-election at the Meeting, in order to provide continued support to management and the Board in connection with the identification, hiring and transitioning of a new Chief Executive Officer in 2014. If elected at the Meeting, it is anticipated that Mr. Murdoch will be appointed as Chair of the Board, but will step down as Chair following the hiring of the new Chief Executive Officer. Subject to being elected at the meeting, it is anticipated that Beverley Briscoe, the current Deputy Chairperson of the Board, will be appointed as Chair following Mr. Murdoch’s retirement from such position.

The Board has adopted a majority voting policy that will apply to any uncontested election of directors. Pursuant to this policy, any nominee for director who receives a greater number of votes “withheld” than votes “for” such election will promptly tender his or her resignation to the Chair of the Board of directors following such meeting of the Company’s shareholders. The Board’s Nominating and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board whether to accept it.

In making its recommendation with respect to a director’s resignation, the Nominating and Corporate Governance Committee will consider, in the best interests of the Company, the action to be taken with respect to such offered resignation, which may include (i) accepting the resignation, (ii) recommending that the director continue on the Board but addressing what the Nominating and Corporate Governance Committee believes to be the underlying reasons why shareholders “withheld” votes for election from such director or (iii) rejecting the resignation.

The Board will consider the Nominating and Corporate Governance Committee’s recommendation within 90 days following the Company’s annual meeting, and in considering such recommendation, the Board will consider the factors taken into account by the Nominating and Corporate Governance Committee and such additional information and factors that the Board considers to be relevant. The Board will promptly disclose its decision by a press release, such press release to include the reasons for rejecting the resignation, if applicable. A director who tends his or her resignation pursuant to this majority voting policy will not be permitted to participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

The Company intends to nominate each of the persons listed below for election as a director of the Company at the Meeting. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

The information presented in the table below, other than the number of deferred share units (“DSUs”) held, has been provided by the respective nominee as of March 3, 2014. The number of Shares owned, controlled or directed includes Common Shares beneficially owned, controlled or directed, directly or indirectly, by the proposed nominee.

ROBERT WAUGH MURDOCH

Residence: Salt Spring Island, B.C., Canada

Age: 72

Independent

Director since: February 20, 2006

Shares owned, controlled or directed: 18,856

DSUs held: 13,031 (1)

Committees:

Member of the Nominating and Corporate Governance Committee

Mr. Murdoch is currently Chairman of the Board of the Company, a position he has held since 2008. Mr. Murdoch is a corporate director and spent most of his career with Lafarge, S.A. and affiliates (NYSE: “LR”; Paris Stock Exchange (Eurolist): “LG”), starting in Vancouver in 1967 and retiring from the position of President and Chief Executive Officer of Lafarge North America Inc. (NYSE and TSX: “LAF”), North America’s largest diversified supplier of construction materials, in 1992. Mr. Murdoch was a member of the Board of Directors of Lafarge, S.A., the Paris-based parent company of Lafarge North America, until 2005. Mr. Murdoch holds a Bachelor of Laws degree from the University of Toronto.

Other directorships:

Lallemand Inc. (a private company specializing in the development, production and marketing of yeast and bacteria products)—Director

Weatherhaven Inc. (a private company supplying portable shelter systems) – Advisory Board Chair

PETER JAMES BLAKE Residence: Vancouver, B.C., Canada Age: 52 Not Independent Director since: December 12, 1997 Shares owned, controlled or directed: 146,608 DSUs held: nil(1) Committees: N/A	Mr. Blake is currently Chief Executive Officer of the Company, a position he has held since 2004. Prior to his appointment, and since joining the Company in 1991, Mr. Blake held various positions with the Company, including Chief Financial Officer (1997-2004), Vice President, Finance (1994 to 1997) and Controller (1991 to 1994). Mr. Blake is a Fellow of the Institute of Chartered Accountants and has a Bachelor of Commerce Degree from the University of Alberta.

BEVERLEY ANNE BRISCOE

Residence: Vancouver, B.C., Canada

Age: 59

Independent

Director since: October 29, 2004

Shares owned, controlled or directed: 15,288

DSUs held: 6,093 (1)

Committees:

Member of the Audit Committee.

Member of the Nominating and Corporate Governance Committee.

Member of the CEO Search Committee.

Chair of the Transition Committee.

Ms. Briscoe was appointed Deputy Chairperson of the Board of the Company effective September 23, 2013. Ms. Briscoe is currently the owner and President of Briscoe Management Ltd., a consulting company that she has owned since 2004. From 2003 to 2007, Ms. Briscoe was also Chair of the Industry Training Authority for British Columbia. Ms. Briscoe’s previous employment includes: from 1997 to 2004 she was President and owner of Hiway Refrigeration Limited; from 1994 to 1997 she was Vice President and General Manager of Wajax Industries Limited; from 1989 to 1994 she was Chief Financial Officer for the Rivtow Group of Companies; from 1983 to 1989 she held various executive positions with several operating divisions of The Jim Pattison Group; and from 1977 to 1983 she worked with a predecessor firm of PricewaterhouseCooopers. Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and has a Bachelor of Commerce degree from the University of British Columbia, and is also a Fellow of the Institute of Corporate Directors.

Other directorships:

Goldcorp Inc. (TSX: “G”; NYSE: “GG” – a public gold and precious metal company) – Director; Chair of the Audit Committee and member of the Environmental Health and Safety Committee

ROBERT GEORGE ELTON

Residence: Vancouver, B.C., Canada

Age: 62

Independent

Director since: April 30, 2012

Shares owned, controlled or directed: nil

DSUs held: 4,505 (1)

Committees:

Chair of the Audit Committee.

Member of the Compensation Committee.

Member of the Transition Committee.

Mr. Elton is currently acting as Executive Sponsor, Banking Transformation, of Vancouver City Savings Credit Union. Mr. Elton is also a corporate director and an adjunct professor at the University of British Columbia’s Sauder School of Business. Mr. Elton was President and Chief Executive Officer of BC Hydro, a government-owned electric utility, from 2003 to 2009. Prior to this he was Executive Vice President Finance and Chief Financial Officer of BC Hydro (2002 – 2003), Powerex (2001-2002), a subsidiary of BC Hydro, and Eldorado Gold Corporation (1996-2001) (TSX: “ELD”; NYSE “EGO”; ASX: “EAU”). Mr. Elton spent over 20 years with PriceWaterhouseCoopers and predecessor firms, becoming Partner in 1987 before leaving the firm in 1996. He is a Fellow of the Institute of Chartered Accountants in British Columbia and has a Master of Arts degree from Cambridge University, U.K.

Other directorships:

Aquatics Informatics Inc. (a private software company) – Director

Corix Utilities (a private utility infrastructure company) – Director

Nurse Next Door (a private company) – Chair, Business Advisory Board

ERIK OLSSON

Residence: Scottsdale, AZ, USA

Age: 51

Independent

Director since: June 1, 2013

Shares owned, controlled or directed: nil

DSUs held: 1,547 (1)

Committees:

Subject to being elected at the Meeting, Mr. Olsson is expected to be appointed as a member of the Compensation Committee.

Mr. Olsson is currently President, Chief Executive Officer and a Director of Mobile Mini, Inc. (NASDAQ-GS: MINI), the world’s leading provider of portable storage solutions. Mr. Olsson had previously been President, Chief Executive Officer, and a Director of RSC Holdings, Inc., a premier provider of rental equipment in North America, prior to its acquisition by United Rentals, Inc. in April 2012. Prior to that he served as Chief Financial Officer and Chief Operating Officer of RSC Holdings, Inc. In addition, he held various senior positions in the United States, Brazil, and Sweden in his 13 years with mining equipment maker Atlas Copco AB, an industrial group with world-leading positions in compressors, construction and mining equipment. Erik holds a degree in Business Administration and Economics from the University of Gothenburg.

Other directorships:

Mobile Mini, Inc. (NASDAQ-GS: “MINI” – self storage company)

ERIC PATEL

Residence: Vancouver, B.C., Canada

Age: 55

Independent

Director since: April 16, 2004

Shares owned, controlled or directed: 19,445

DSUs held: 5,430 (1)

Committees:

Chair of Nominating and Corporate Governance Committee.

Mr. Patel is currently a business consultant and corporate director. He was previously Chief Financial Officer of Pembrook Mining Corp., a private mining company, from 2007 until 2010. Prior to joining Pembrook, Mr. Patel was the Chief Financial Officer of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of Chief Financial Officer, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree from Stanford University and a Bachelor of Arts degree from Brown University.

Member of the Audit Committee. Chair of the CEO Search Committee.

Other directorships:

ACL Services Ltd. (a private software company) – Advisory Board Chair

Daiya Foods Inc. (a private food company) – Chair

Terramera Inc. (a private bio-pesticides company) – Director

EDWARD BALTAZAR PITONIAK

Residence: Exeter, RI, U.S.A.

Age: 58

Independent

Director since: July 28, 2006

Shares owned, controlled or directed: 7,121

DSUs held: 5,430 (1)

Committees:

Chair of Compensation Committee.

Member of the Audit Committee.

Member of the Transition Committee.

Mr. Pitoniak is currently a corporate director. Mr. Pitoniak retired in 2009 from the position of President and Chief Executive Officer and Director of bcIMC Hospitality Group, a hotel property and brand ownership entity (formerly a public income trust called Canadian Hotel Income Properties Real Estate Investment Trust (CHIP) – TSX: “HOT.un”), where he was employed since January 2004. Mr. Pitoniak was also a member of CHIP’s Board of Trustees before it went private. Prior to joining CHIP, Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation (TSX: “ITW”; NYSE “IDR” – a ski and golf resort operator and developer) for nearly eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he served as editor-in-chief and advertising director with Ski Magazine. Mr. Pitoniak has a Bachelor of Arts degree from Amherst College.

Other directorships:

Regal Lifestyle Communities Inc. (TSX: “RLG” a public company) – Director; Chair of the Investment & Environmental Committee and member of the Audit Committee

CHRISTOPHER ZIMMERMAN

Residence: Manhattan Beach, CA, USA

Age: 54

Independent

Director since: April 11, 2008

Shares owned, controlled or directed: 6,856

DSUs held:5,430 (1)

Committees:

Member of the Compensation Committee

Mr. Zimmerman is currently Principal of Bonfire Ventures, a business consultancy focused on developing disruptive growth strategies. Prior to this, he was President of Easton Sports, a designer, developer and marketer of sports equipment and accessories. Prior to joining Easton Sports, Mr. Zimmerman was President and Chief Executive Officer of Canucks Sports and Entertainment, a sports entertainment company in Vancouver, B.C, from 2006 until 2009. Before joining Canucks Sports and Entertainment, Mr. Zimmerman was the President and Chief Executive Officer of Nike Bauer Inc., a hockey equipment company. Prior to this appointment in March 2003, Mr. Zimmerman was General Manager of Nike Golf USA. He joined Nike Golf in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York. Mr. Zimmerman has an MBA from Babson College.

(1)	For information regarding DSUs and the Company’s Non-Executive Director Deferred Share Unit Plan (the “DSU Plan”), see “Non-Executive Director Deferred Share Unit Plan” on page 9 of this Information Circular.

The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company. However, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, the Board may select substitute nominees at its discretion. The persons named in the enclosed form of proxy intend to vote for the election of any such substitute nominees.

In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, Mr. Blake, the Chief Executive Officer of the Company, was the only director to hold stock options as of March 3, 2014. None of the Company’s non-executive directors have been granted stock options since their appointment. The Company ceased granting stock options to non-executive directors in 2004, and, pursuant to the Company’s Policy Regarding the Granting of Equity Based Compensation Awards (the “Stock Option Policy”), will not do so in the future.

Chair of the Board

Robert Murdoch is currently the Chairman of the Board and is an independent director and, therefore, the Board has not appointed a Lead Independent Director. Beverley Briscoe is currently the Deputy Chairperson of the Board and is an independent director. As indicated above, if Ms. Briscoe is re-elected as a director at the Meeting, it is anticipated that she will be appointed Chair of the Board upon Mr. Murdoch’s retirement from that position. Any shareholder wishing to contact the Chair of the Board may do so by phoning [778-331-5300] or by sending an email to LeadDirector@rbauction.com.

Committees of the Board

The Board has the following standing committees:

•	Audit Committee

•	Nominating and Corporate Governance Committee

•	Compensation Committee

Information regarding these committees and their functions is included under “Report on Corporate Governance” on page 41.

Additional disclosure relating to the Company’s Audit Committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company has been filed on SEDAR and is available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.

In October 2013, the Board formed two additional temporary committees of the Board:

•	CEO Search Committee –formed for the purpose of overseeing the identification and hiring of a new Chief Executive Officer to replace Mr. Blake

•	Transition Committee – formed to oversee the transition of management and the Company’s ongoing strategic plans under the new Chief Executive Officer, once appointed

Board and Committee Attendance

The following tables present information about Board and committee meetings and attendance by directors at such meetings for the year ended December 31, 2013. The overall 2013 attendance record by directors at Board and committee meetings was 100%.

Board and Committee Meetings Held

Number of Meetings
Board of Directors	12
Audit Committee	4
Compensation Committee	3
Nominating and Corporate Governance Committee	5
CEO Search Committee	6
Transition Committee	2

Summary of Attendance of Directors

Director	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating & Corporate Governance Committee Meetings	CEO Search Committee	Transition Committee
Robert Murdoch	12 of 12 (Chair)	N/A	N/A	5 of 5	6 of 6	N/A
Peter Blake (1)	9 of 9	N/A	N/A	N/A	N/A	N/A
Beverley Briscoe	12 of 12	4 of 4	N/A	5 of 5	6 of 6	2 of 2 (Chair)
Robert Elton (2)	12 of 12	4 of 4 (Chair)	3 of 3	N/A	N/A	2 of 2
Erik Olsson (3)	9 of 9	1 of 1	N/A	1 of 1	N/A	N/A
Eric Patel	12 of 12	4 of 4	N/A	5 of 5 (Chair)	6 of 6 (Chair)	N/A
Edward Pitoniak	12 of 12	4 of 4	3 of 3 (Chair)	N/A	N/A	2 of 2
Christopher Zimmerman	12 of 12	N/A	3 of 3	N/A	N/A	N/A

(1)	As discussed on page 1. Mr. Blake has agreed to stand for re-election as a director, but intends to resign as a director following the appointment of a new Chief Executive Officer of the Company. Three of the 12 Board meetings were designated as in-camera meetings of the Independent Directors, which Mr. Blake did not attend.
(2)	Mr. Elton was appointed Chair of the Audit Committee effective April 25, 2013.
(3)	Mr. Olsson was appointed as a director in June 2013 and the attendance noted in the table for him reflects the number of Board meetings that took place after his appointment. While Mr. Olsson was not a member of the Audit or Nominating & Corporate Governance Committees, he attended meetings of the committees as part of his orientation as a new director.

Skills Matrix

The Nominating & Corporate Governance Committee maintains and updates from time to time an inventory of the competencies, capabilities and skills of current Board members. The following matrix is used as a reference tool for the ongoing assessment of Board composition, to ensure that diversity is considered as new Board members are being assessed and to identify any gaps in the competencies that are required to successfully advance the overall strategy of the Company.

	General Business Skills			Functional Experience
Name	Large Organization Experience	CEO Experience	Overseas Experience	Accounting Knowledge	Employee Recruitment & Development	Environmental, Health & Safety	Financial / Investment	IT Software, Infrastructure & Security	Marketing	Organizational Structure	Sales	Strategic Planning	Industrial Equipment Industry
Robert Murdoch	x	x	x		x	x				x		x	x
Beverley Briscoe	x	x	x	x	x	x	x			x		x	x
Robert Elton	x	x		x	x	x		x				x
Erik Olsson	x	x	x	x	x		x			x		x	x
Eric Patel	x		x	x	x		x	x				x
Edward Pitoniak	x	x			x		x	x	x	x	x	x
Christopher Zimmerman	x	x			x				x	x	x	x

DIRECTOR COMPENSATION

Annual Meeting Fees

Non-executive directors of the Company, other than the Board Chairman and Deputy Chairperson, receive, in addition to reimbursement of reasonable travel and lodging expenses, an annual fee of $100,000 for service on the Board. The Board Chairman was paid an annual fee of $240,000. On September 23, 2013 the Board appointed Beverly Briscoe to the position of Deputy Chairperson in anticipation of Robert Murdoch’s retirement as Chair of the Board in 2014. The Deputy Chairperson received, commencing in the fourth fiscal quarter of the Company, an annual fee of $200,000, which was prorated for 2013.

In addition to the fee paid to non-executive directors as described above, the chair of the Audit Committee receives an additional $15,000 annual fee, and the chair of each of the Compensation Committee and Nominating & Corporate Governance Committee receives an additional $10,000 annual fee. The chair of the CEO Search Committee received a one-time fee of $10,000, paid in 2013. The chair of the Transition Committee does not receive a separate fee.

Non-executive directors also receive a $1,500 fee per minuted meeting, in person or by teleconference, in excess of 30 minutes. The Board Chairman and Deputy Chairperson are not entitled to meeting fees. Non-executive directors required to travel a day other than a meeting date when scheduling does not permit travel on the day of the meeting are also entitled to receive, in addition to reimbursement for travel expenses, a $1,500 travel fee.

Subject to the provisions of the DSU Plan (see discussion below), annual retainer and other fees were paid to non-executive directors on the following basis:

Description of Fee	Amount of Fee (U.S.$)
Annual fee for Board Chair (1)	240,000
Annual fee for Deputy Chairperson(2)	200,000
Annual fee for Board Membership (1)	100,000
Annual fee for Audit Committee chair	15,000
Annual fee for Compensation Committee chair	10,000
Annual fee for Nominating & Corporate Governance Committee chair	10,000
Annual fee for CEO Search Committee chair(3)	10,000
Meeting fee (per minuted meeting in excess of 30 minutes)	1,500
Travel fee (4)	1,500

(1)	Subject to the provisions of the DSU Plan, the annual fees are payable in four equal amounts on a quarterly basis (less applicable source deductions).
(2)	Ms. Briscoe was appointed to the newly created temporary position of Deputy Chairperson effective September 23, 2013.
(3)	One-time fee paid in 2013. It is not anticipated that any fee will be paid to the chair of the CEO Search Committee or the Transition Committee in 2014.
(4)	A travel fee is paid to non-executive directors required to travel on a day other than the meeting date when scheduling does not permit travel on the day of the particular meeting. This fee is in addition to reimbursement for travel expenses.

Non-Executive Director Deferred Share Unit Plan

Effective January 1, 2012, the Board approved the adoption of a deferred share unit plan for non-executive directors to further align the interests of directors with the interests of the Company’s shareholders and provide a tax effective way for directors to build share ownership (or the equivalent thereof). The Board also introduced share ownership guidelines for directors, which require each non-executive director to hold a minimum of three times their annual fee for Board service in Common Shares or deferred share units.

If a non-executive director has not, prior the commencement of the current year, satisfied share ownership guidelines, the director must receive 60% of his or her annual Board retainer (the annual fees paid to a director for service on the Board, including the annual fee paid to the Board Chair and Deputy Chairperson, but excluding fees for chairmanship of Board committees and other fees) in the form of DSUs, rather than in cash. The remainder of the annual Board retainer is paid in cash, quarterly in arrears. If a non-executive director has satisfied share ownership guidelines, the director may elect to receive all or none of the 60% in DSUs, with the remainder paid in cash. The portion of the annual Board retainer which is paid in the form of DSUs is credited annually in arrears, following the end of the year to which the fees relate. The number of DSUs credited to a director is calculated by dividing the dollar amount of the annual Board retainer to be paid in the form of DSUs by the fair market value of a Common Share on the date the DSUs are credited, being the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the immediately preceding twenty trading days.

On March 11, 2014, the following DSUs were credited to non-executive directors in respect of 2013:

Director(1)	Number of DSUs Credited(2)
Robert Murdoch	6,366
Beverley Briscoe	3,316
Robert Elton	2,653
Erik Olsson	1,547
Eric Patel	2,653
Edward Pitoniak	2,653
Christopher Zimmerman	2,653

(1)	Mr. Blake does not participate in the DSU Plan.
(2)	All DSUs indicated were credited on March 11, 2014. The grant date fair value was $22.62 per DSU. The grant date fair value of the DSUs credited is included in the Directors’ Total Compensation table below.

Although DSUs vest immediately upon being granted under the DSU Plan, no amount is payable to the non-executive director holding the DSUs until the director ceases to be a director, following which the director will be entitled to receive a lump sum cash payment, net of any applicable withholdings, equal to the number of DSUs held multiplied by the fair market value of one Common Share (determined as described above) as of the 24th business day after the first publication of the Company’s interim or annual financial statements and management’s discussion and analysis for the fiscal quarter of the Company next ending following the director ceasing to hold office. Additional DSUs are credited under the DSU Plan corresponding to dividends declared on the Common Shares. DSUs are considered equivalent to Common Shares for purposes of determining whether a director is complying with or satisfying share ownership guidelines.

In connection with the adoption of the DSU Plan, the Company’s long term incentive plan for non-executive directors (the “Non-Executive Director LTIP”) was amended to provide that the Company would cease to pay contributions for participants under such plan to the plan administrator in respect of annual fees earned after January 1, 2012.

Long Term Incentive Plan for Non-Executive Directors

The Company adopted the Non-Executive Director LTIP in 2009. Under this plan, prior to 2012, part of the annual retainer of non-executive directors was used to purchase Common Shares. Such shares were purchased by the administrator of the plan through open market purchases and held by the plan administrator on behalf of the participants. Participants are not permitted to withdraw any Common Shares so held unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant as a director of the Company). Commencing in 2012, with the introduction of the DSU Plan discussed above, non-executive directors ceased to contribute to the Non-Executive Director LTIP. However, Common Shares previously acquired and held under the plan are required to be held in the plan until participants cease to serve on the Board.

Directors’ Total Compensation

The following table sets out the total compensation by director for the year ended December 31, 2013:

Director	Annual Board fees (1)	Committee chair fees	Meeting fees	Travel fees	Total fees	Share- based awards (2)	All other comp.(3)	Total
Robert Murdoch	$96,000	Nil	Nil	$21,000	$117,000	$144,000	$2,500	$263,500
Peter Blake (4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Beverley Briscoe (5)	$50,000	$4,725	$21,000	Nil	$75,725	$75,000	$1,050	$151,775
Robert Elton (6)	$40,000	$10,275	$30,000	Nil	$80,275	$60,000	$700	$140,975
Erik Olsson (7)	$23,333	Nil	$16,500	$6,000	$45,833	$35,000	Nil	$80,833
Eric Patel	$40,000	$20,000	$40,500	Nil	$100,500	$60,000	$1,050	$161,550
Edward Pitoniak	$40,000	$10,000	$30,000	$21,000	$101,000	$60,000	$1,050	$162,050
Christopher Zimmerman	$40,000	Nil	$21,000	$9,000	$70,000	$60,000	$1,050	$131,050

Total	$329,333	$45,000	$159,000	$57,000	$590,333	$494,000	$7,400	$1,091,733

(1)	Represents annual fees for service on the Board, including the annual fee paid to the Board Chairman and Deputy Chairperson. This column does not include annual Board fees paid in DSUs, rather than in cash, pursuant to the DSU Plan. The DSU Plan is more fully described under “Non-Executive Deferred Share Unit Plan” on page 9. Pursuant to the terms of the DSU Plan, each of the non-executive directors received 60 percent of their annual Board fees in the form of DSUs, rather than in cash. The value of such DSUs is set out under the “Share- based awards” column. The DSUs were credited on March 11, 2014 in respect of 2013 annual director fees.
(2)	This column reflects the value of the DSUs received by non-executive directors in lieu of payment of a portion of annual Board fees payable in cash. The DSU Plan provides that the DSUs will be credited at a value equal to the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days preceding the date the DSUs are credited. The amounts reflected in this column reflect the amount of the Board fees that otherwise would have been paid in cash but were paid in the form of DSUs, and represents the value which the Board has determined is the grant date fair value, which is also the accounting fair value. As noted in Note (1) the DSUs were credited on March 11, 2014 in respect of 2013 annual director fees. As the DSUs represent annual Board fees that are paid in the form of DSUs rather than in cash, they do not represent an incentive plan award.
(3)	All other compensation consists of the value of additional DSUs credited to non-executive directors during 2013 corresponding to dividends declared and paid by the Company on Common Shares during 2013. The value of such dividend equivalent additional DSUs was calculated by multiplying the number of such additional DSUs credited by the fair market value of a Common Share on the date the dividend was paid (determined as described under “Non-Executive Deferred Share Unit Plan”).
(4)	Mr. Blake is the Chief Executive Officer of the Company and therefore does not receive compensation as a director. Mr. Blake’s compensation was as summarized in the Summary Compensation Table on page 33.
(5)	Ms. Briscoe was appointed Deputy Chairperson on September 23, 2013 and her Board fee and Deputy Chairperson fee were pro-rated accordingly.
(6)	Mr. Elton was appointed Chair of the Audit Committee on April 25, 2013 and the payment of his fees were pro-rated accordingly.
(7)	Mr. Olsson became a director in June 2013 and the payment of his fees was pro-rated accordingly.

Outstanding Share Based Awards

The following table sets out for each director (except Peter Blake, the Company’s Chief Executive Officer) all share-based awards outstanding as at December 31, 2013:

Name(1)	Share-based awards (2)
	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (3) ($)
Robert Murdoch	—	—	145,491
Beverly Briscoe	—	—	60,621
Robert Elton	—	—	40,422
Erik Olsson(4)	—	—	—
Eric Patel	—	—	60,621
Edward Pitoniak	—	—	60,621
Christopher Zimmerman	—	—	60,621

(1)	Mr. Blake is the Chief Executive Officer of the Company and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 16 for information regarding Mr. Blake’s compensation.
(2)	The non-executive directors do not participate in the Company’s stock option plan and do not hold any outstanding option-based awards. The only share-based amounts received by the non-executive directors are DSUs under the DSU Plan which vest immediately. As discussed in Note (2) to the Directors’ Total Compensation table above, the DSUs do not represent an incentive plan award but instead annual Board fees that are paid in the form of DSUs. Additional DSUs are credited under the DSU Plan in respect of DSUs held corresponding to dividends declared on the Common Shares.
(3)	DSUs vest immediately upon being credited under the DSU Plan. The number of DSUs held by the directors as at the date of this Information Circular is shown as part of information regarding the proposed director nominees beginning on page 3. The amount reflected in this column represents the value of DSUs held by directors as at December 31, 2013, including DSUs credited corresponding to dividends declared on the Common Shares. The value was calculated by multiplying the number of outstanding DSUs by the 20-day volume weighted average closing price of the Common Shares on the New York Stock Exchange on December 31, 2013, being $21.83. As described above under “Non-Executive Director Deferred Share Plan”, DSUs received by non-executive directors in lieu of annual Board fees are credited annually in arrears, following the end of the year to which the fees relate. As a result, this table does not include DSUs received after December 31, 2013 in lieu of annual director fees for 2013. Such DSUs are described in Notes (1) and (2) to the Directors’ Total Compensation table.
(4)	Mr. Olsson was appointed to the Board in June 2013 and, accordingly, had not received any DSUs as of December 31, 2013 as they are granted annually in arrears.

Director Share-Based Awards-Value Vested or Earned During the Year

The following table sets out for each director (except Peter Blake, the Company’s Chief Executive Officer) the share-based awards received by the directors for the fiscal year ended December 31, 2013.

	Share-based awards – value vested during the year(2)
	Number vested during the year			Value vested during the year(5) ($)
Name(1)	Received in lieu of fees(3)	Dividend equivalents(4) (#)	Total (#)
Robert Murdoch	6,540	125	6,665	145,491
Beverly Briscoe	2,725	52	2,777	60,621
Robert Elton	1,817	35	1,852	40,422
Erik Olsson(6)	—	—	—	—
Eric Patel	2,725	52	2,777	60,621
Edward Pitoniak	2,725	52	2,777	60,621
Christopher Zimmerman	2,725	52	2,777	60,621

(1)	Mr. Blake is the Chief Executive Officer of the Company and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 16 for information regarding Mr. Blake’s compensation.
(2)	The non-executive directors do not participate in the Company’s stock option plan and do not hold any outstanding option-based awards, and do not receive any non-equity incentive plan compensation. The only share-based amounts received by the non-executive directors are DSUs under the DSU Plan which vest immediately. As discussed in Note (2) to the Directors’ Total Compensation table, under the DSU Plan, DSUs do not represent an incentive plan award and instead represent annual Board fees that are paid in the form of DSUs rather than in cash. Additional DSUs are credited under the DSU Plan in respect of DSUs held corresponding to dividends declared on the Common Shares. Although DSUs vest immediately, no amount is payable to the non-executive director until the director ceases to be a director.
(3)	This column represents the number of DSUs received by the director in lieu of a portion of the annual fees payable to the non-executive director for the fiscal year ended December 31, 2013. As described under “Non-Executive Director Deferred Share Unit Plan” on page 9, the portion of the annual director fees which is paid in DSUs is credited annually in arrears. The DSUs specified in this column reflect DSUs credited to the non-executive directors on March 11, 2014 in respect of 2013 annual fees. Although these DSUs technically were only received, and vested, in March, 2014, they are included in the table since they were received in respect of 2013. The value of these DSUs is included under “Share-based awards” in the Directors’ Total Compensation table on page 11. The number of DSUs received was equal to the dollar value of the annual director fees paid in the form of DSU, divided by the fair value of a Common Share on such date, being the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the immediately preceding twenty trading days. This column does not represent DSUs received in respect of years prior to 2013, including DSUS that were credited in March 2013 in lieu of a portion of the annual fees payable to the non-executive directors for the fiscal year ended December 31, 2012.
(4)	This column represents the number of dividend equivalent DSUs credited on outstanding DSUs during 2013. The number of such additional dividend equivalent DSUs is computed by dividing (i) the product obtained by multiplying the amount of a dividend declared and paid by the Company on the Common Shares on a per share basis by the number of DSUs held by a director on the record date for the payment of such dividend by (ii) the fair market value of a Common Share on the date the dividend is paid, determined as described under “Non-Executive Deferred Share Unit Plan” on page 9.
(5)	This column represents the value of DSUs (i) received by the directors in lieu of a portion of their annual fees for the fiscal year ended December 31, 2013, and (ii) dividend equivalent DSUs credited on outstanding DSUs during 2013. As noted above, DSUs received in lieu of annual Board fees were only received, and vested, in March 2014, but were received in respect of 2013. The value of the DSUs received by directors in lieu of annual fees is included under “Share-based awards” in the Directors’ Total Compensation table on page 11, and reflects the amount of the Board fees that otherwise would have been paid in cash which were paid in the form of DSUs . The value of dividend equivalent additional DSUs is calculated by multiplying the number of such additional DSUs by the fair market value of a Common Share on the date the dividend was paid, and is included under “All other compensation” in the Directors’ Total Compensation table.
(6)	Mr. Olsson was appointed to the Board in June 2013 and, accordingly, had not received any DSUs as of December 31, 2013 as they are granted annually in arrears.

For additional disclosure in relation to the Board and Corporate Governance, please refer to the section “Report on Corporate Governance” on page 41.

PROPOSAL 2: Appointment of Auditors

The Company proposes that Ernst & Young LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as auditors of the Company for the year ending December 31, 2014 and that the Audit Committee be authorized to fix their remuneration. Ernst & Young LLP has been the Auditors of the Company since April 25, 2013. The Audit Committee is satisfied that Ernst & Young LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

In addition to retaining Ernst & Young LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2013, the Company retained Ernst & Young LLP to provide various non-audit services in 2013. The Audit Committee is required to pre-approve all non-audit related services performed by Ernst & Young LLP. The aggregate fees billed for professional services by the auditors and its affiliates around the world during fiscal 2013 and 2012 were as follows:

	Fiscal 2013	Fiscal 2012 (1)
Audit Fees	$849,400	$1,311,200
Audit-Related Fees	—	—
Tax Fees	—	275,800
All Other Fees	—	—

Total Fees	$849,400	$1,587,000

(1)	Fiscal 2012 fees were paid to KPMG LLP as former auditor of the Company. During the term of KPMG’s appointment as auditors of the Company, there were no reportable events within the meaning ascribed to that term in National Instrument 51-102. The report of the Company’s auditors of the financial statements of the Company for Fiscal 2012 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by the auditors. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by the auditors are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Compensation Committee of the Company currently consists of Messrs. Edward Pitoniak (chair), Christopher Zimmerman and Robert Elton. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation and securities exchange regulations). Each of the committee members has direct experience that is relevant to his responsibilities with respect to executive compensation by virtue of the fact that he has played a principal executive role at a large company with overall responsibility for designing and implementing executive compensation policies and programs.

The responsibilities, powers and operation of the Compensation Committee are defined in its charter, which states that the purpose of the committee is to assist the Board in discharging its responsibilities relating to compensation of the Company’s executive officers and general corporate compensation and benefit programs. The Compensation Committee has overall responsibility for recommending to the Board the Company’s compensation philosophy for the Company’s executive officers, evaluating and approving compensation plans, policies and programs in respect of the Chief Executive Officer, making recommendations to the Board regarding the compensation plans, policies and programs in respect of the Company’s executive officers other than the Chief Executive Officer and overseeing the evaluation of management and management succession plans.

Compensation Discussion and Analysis

Compensation Objectives and Strategy

The Company’s policy with respect to the compensation of the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”) is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including long-term earnings growth and return on invested capital goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders.

The Company’s strategy is to pay for performance, with the aim of paying total cash compensation at or above the median (50th percentile) for comparable companies, with top performers achieving total direct compensation above the 75th percentile when an individual exceeds his or her personal objectives and the Company exceeds its earnings targets. In addition, the Company believes in pay at risk for the Chief Executive Officer and the other Named Executive Officers, as well as all senior management of the Company. As any employee’s responsibility increases, so does the amount of pay at risk, which the Company believes is important for aligning executive compensation with shareholder interests. As employees move to higher levels of responsibility with more direct influence over the Company’s strategy and performance, their base salary as a percentage of total direct compensation decreases and they have a higher percentage of pay at risk.

Benchmarking

In 2011 the Compensation Committee retained the services of Towers Watson (“Towers”) to conduct a formal review of the Company’s executive compensation arrangements. The first step in the review was to define the group of comparable companies against which the Company’s compensation practices would be compared and evaluated. The Company has no direct peers in the industrial auction sector, so this step involved defining and developing the methodology for identifying comparable companies. Together with Towers, the Compensation Committee cited net income and market capitalization as the key financial metrics that would define the comparable group of companies, with an emphasis on growth companies with global operations. Net income and market capitalization were chosen because they are the primary financial value produced for the Company’s shareholders, and because, in the view of the Compensation Committee and Towers, neither of the Company’s key revenue-related metrics would yield meaningful comparisons. Auction revenues would potentially understate the complexity and scale of the Company’s value creation and its profitability. Using net income and market capitalization as the key financial metrics, the Board with input from the CEO and analysis by Towers developed a group of 19 comparable companies, located in both the United States and Canada and across diverse industries. The following is the list of comparable companies:

Canadian Comparable Companies

Finning International, Inc.

Macdonald, Dettwiler & Associates Ltd.

Methanex Corp.

ShawCor Ltd.

Toromont Industries Ltd.

Trican Well Services Ltd.

Wajax Corporation

West Fraser Timer Co. Ltd.

U.S. Comparable Companies Copart, Inc. Harsco Corporation KAR Auction Services, Inc. Lennox International, Inc. LKQ Corp. Rollins Inc. RPC Inc. Shaw Group Inc. Sotheby’s Toro Co. United Rentals, Inc.

Compensation Consultants

The Compensation Committee from time to time retains independent consultants to provide advice and recommendations regarding executive compensation matters. However, the Compensation Committee is ultimately responsible for its decisions and, in making its determinations and decisions, or recommendations to the Board, takes into consideration information and considerations other than the information, advice and recommendations provided by consultants.

In addition, the Nominating and Corporate Governance Committee from time to time retains independent consultants to provide advice to that committee regarding compensation for the directors of the Company. During 2011, the Nominating and Corporate Governance Committee engaged Towers to perform a review of Board compensation. Based, in part, on that review, the Board approved certain amendments to the Company’s Board compensation program which became effective in 2011 and 2012, including the creation and adoption of the DSU Plan, and introduction of share ownership guidelines for directors, as described under “Non-Executive Director Deferred Share Unit Plan” on page 9.

In addition, as noted above, in 2011 the Compensation Committee retained Towers to conduct a formal review of the Company’s executive compensation arrangements. Such review by Towers concluded that the structure and philosophy of the Company’s compensation programs were generally in line with the identified comparable companies, as to the relative balance of base salary, and short-term and long-term incentive compensation. Towers noted that certain aspects of the Company’s long-term incentive plan were not in line with the long-term incentive plans of the comparable group of companies. In general, Towers also found that most Named Executive Officers were receiving total cash compensation in line with market medians for comparable companies, with the Company’s Chief Executive Officer and Chief Financial Officer notably below the median. The Compensation Committee and Board increased the Chief Executive Officer’s compensation with effect from July 1, 2011 and again from March 1, 2012, and increased the Chief Financial Officer’s compensation with effect from July 1, 2011 to reduce this unintended gap.

During 2012 the Company, based on the 2011 findings by Towers, undertook a review and redesign of its long term incentive plans. In connection with such review and redesign, during 2012 the Compensation Committee sought further advice from Towers regarding the Company’s compensation programs for senior executives and an additional detailed compensation analysis of the proposed new long term incentive compensation framework to permit management and the Compensation Committee to understand the payout potentials under a variety of business outcomes. In making its determinations, in addition to the findings and advice received from Towers, the Compensation Committee also took into account other factors and information, including, among others, various individual and overall corporate performance reviews and other relevant indicators. The redesign of the Company’s long term incentive plans, which became effective in 2013, is described in more detail under “New Long Term Incentive Plan” below.

During 2013, Towers Watson was engaged to assist in the global application of a new retirement savings plan for executives. The details of this plan are described under the “Defined Contribution Plan” section of this document. Under the retirement savings plan, executives will receive a Company match, up to a maximum of 10% of base salary, of amounts they contribute to a long-term investment from post-tax savings. The amount matched by the Company will be treated as regular income.

Then aggregate fees billed by Towers to the Company over the past two years are set out below, which fees were approved by the Compensation Committee:

	Executive Compensation Related Fees	All Other Fees
2013	$45,000	$58,200
2012	$38,000	$9,700

Elements of Executive Compensation

The total cash compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company in 2013 consisted primarily of base salary and an incentive bonus tied to individual achievement of personal objectives and the Company’s financial performance. All Named Executive Officers also received Long Term Incentive awards that consist of performance share units, restricted share units, and stock options in accordance with the Company’s Long Term Incentive Plan (see “Long Term Incentive Plan” below). The Company believes that the mix of base salary, performance-based bonus and participation in in a long term incentive plan creates a balanced approach to executive compensation consistent with the compensation principles of the Company stated above.

Compensation Philosophy

A key principle of the Company’s compensation philosophy is to provide for a significant portion of the senior executives’ compensation to be at risk based on corporate performance. The chart below shows the amount of pay at risk as a percentage of target total direct compensation for the Named Executive Officers for 2013. Total direct compensation includes base salary, short-term incentive (bonus), and long-term incentives (performance share units, restricted share units and stock options).

		Pay at Risk
		Short-term Incentive	Long-term Incentive		Target Total Pay at Risk
Name	Salary	Bonus(1) (at target)	Share units(2) (at target)	Stock options(3) (at target)
Peter J. Blake Chief Executive Officer	35%	30%	23%	12%	65%
Robert A. McLeod Chief Financial Officer	40%	20%	27%	13%	60%
Robert S. Armstrong Chief Strategic Development Officer	38%	23%	26%	13%	62%
Steven C. Simpson Chief Sales Officer	36%	28%	24%	12%	64%
Robert K. Mackay President	36%	28%	24%	12%	64%

(1)	Short-term incentive bonus awards are formula driven based on the achievement of personal objectives and Company earnings performance compared to a Board approved target (see below) and are payable in cash. The percentage indicated reflects the target incentive bonus amount.
(2)	Performance share unit and restricted share units are awarded under the Company’s performance share unit and restricted share units plans adopted in January 2013, which collectively constitute the Company’s new Executive Long Term Incentive Plan. PSU awards are formula driven based on Company earnings performance compared to Board approved targets The percentage indicated is based on the grant date fair value of the restricted share units and target number of performance share units awarded in 2013.
(3)	The percentage indicated reflects the grant date fair value of stock options, which is based on a percentage of base salary (see below).

Base Salaries

The Compensation Committee reviews the base salaries of the Chief Executive Officer and other Named Executive Officers, and from time to time makes, or in the case of case of the Chief Executive Officer, recommends to the Board, changes that the Compensation Committee considers appropriate. The Board approves the Chief Executive Officer’s annual base salary based on the Compensation Committee’s recommendations. The Compensation Committee, with input from the Chief Executive Officer as described below, approves the annual base salary of the Named Executive Officers other than the Chief Executive Officer.

In determining the base salary (and other compensation) received by the Chief Executive Officer, the Compensation Committee takes into consideration the individual performance of the Chief Executive Officer, considers the salary levels of comparable executives with similar responsibilities and experience at comparable companies, the Company’s performance for the prior year and completes a detailed assessment of these factors for presentation to the Board. These considerations include the Company’s pre-tax earnings performance for the year measured against the earnings target for the year, the return on invested capital performance for the year, and the Chief Executive Officer’s achievement of strategic objectives as outlined in the Company’s strategic plan, as well as the achievement of various individual performance objectives. The Chair of the Compensation Committee also interviews all officers of the Company who directly report to the Chief Executive Officer to provide a full 360-degree view of his performance.

Base salary levels for the Named Executive Officers other than the Chief Executive Officer are determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s individual performance; (ii) the scope of each executive’s job responsibilities; and (iii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to those of such Named Executive Officers. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

As described above under “Particulars of Matters to be Acted Upon at the Meeting – Proposal 1: Election of Directors”, Peter Blake, the Current Chief Executive Officer of the Company, intends to resign as Chief Executive Officer. During the transition period while the Company is seeking to identify and hire a new Chief Executive Officer, Mr. Blake will continue as Chief Executive Officer. Mr. Blake intends to resign as Chief Executive Officer either at the time of the Meeting, or, if the Company has not at such time identified and hired a new Chief Executive Officer, sometime in 2014 following a further interim period while the Company continues its search process. During the transition period in 2014 the Company will pay Mr. Blake his base salary, but Mr. Blake will not be entitled to an incentive bonus or grants of stock options, restricted share units or performance share units in respect of 2014. Following his resignation, Mr. Blake will cease to be an employee of the Company and will be entitled to receive payments in relation thereto as described under “Termination and Change of Control Benefits”.

Short-term Incentive Bonus

Under the Company’s short-term incentive plan, the Company has adopted a scorecard system for its executives, with each individual participant’s short term incentive being determined by their personal performance relative to goals established at the beginning of the year (the personal performance factor) and the Company’s earnings performance relative to a target set by the Board at the beginning of the year (the corporate performance factor). The Company’s short-term incentive plan is a multiplicative plan, whereby each participant’s personal performance factor is multiplied by the Company’s corporate performance factor. The product of these two factors is multiplied by each individual’s target bonus amount, being 85% of base salary for the Chief Executive Officer, 75% of base salary for the Chief Sales Officer and the President, 60% of base salary for the Chief Strategic Development Officer, and 50% of base salary for the Chief Financial Officer, to arrive at the annual bonus amount.

The corporate performance factor is linked directly to a formula that provides for specified increases in the factor as pre-tax earnings (adjusted to exclude amounts not considered part of the Company’s normal operations) approach the target level established by the Compensation Committee and approved by the Board at the beginning of the year, and for accelerated increases in the bonus pool if adjusted pre-tax earnings exceed the target level. Pretax earnings was chosen as the metric for executive incentive bonus because pre-tax earnings directly drive shareholder value through earnings per share and are an element over which executives of the Company can have the most direct influence by their performance. If the Company’s adjusted pre-tax earnings are at the target level, the corporate performance factor would be 1.0. If adjusted pre-tax earnings are greater or less than the earnings target, the corporate performance factor is a percentage of 1.0, based on actual earnings achieved. Individual bonuses are not subject to any minimum amount but are subject to a maximum of 175% to 225% of base salary for the Named Executive Officers.

The adjusted pre-tax earnings target for purposes of determining the corporate performance factor for 2013 was $174.4 million. At that level, the corporate performance factor would have been 1.0. The Company achieved adjusted pre-tax earnings of $134.8 million for 2013, or 85% of the earnings target after defined earnings adjustments, resulting in a corporate performance factor of approximately 0.44 for the Named Executive Officers.

Following the end of each year the Compensation Committee assesses the personal performance of the Chief Executive Officer relative to the goals established at the beginning of the year, and assigns a personal performance factor which is subsequently reviewed and approved by the Board. For other Named Executive Officers, the Chief Executive Officer assesses their personal performance relative to the goals established at the beginning of the year and assigns personal performance factors which are reviewed and approved by the Compensation Committee. The personal performance factors assigned are 1.0 if goals are met or a percentage which is greater or less than 1.0 based on the extent that goals are exceeded or not met, respectively.

Long Term Incentive Plan – Prior to 2013

In respect of years to and including 2012, the Chief Executive Officer and other Named Executive Officers participated in the Company’s executive long term incentive plan (the “Original ELTIP”), the fundamental purpose of which was to facilitate senior management’s direct investment in and ownership of Common Shares. Under the Original ELTIP, the Named Executive Officers other than the Chief Financial Officer were entitled to a maximum cash ELTIP award of $125,000, which was paid by the Company when the executives contributed an equivalent amount to the ELTIP, and was invested by the plan administrator in Common Shares purchased on the New York Stock Exchange. In respect of years to and including 2012, the Chief Financial Officer was entitled to a maximum cash ELTIP award of $100,000. Awards could be carried forward for one year in the event a participant chose not to contribute to the ELTIP in a particular year. Please refer to the “Original Executive Long Term Incentive Plan” on page 36 for further information regarding the Original ELTIP.

Long Term Incentive Plan

As noted above, during 2012 the Compensation Committee and the Board undertook a review and redesign of the Company’s long term incentive plans, in part based on the 2011 findings by Towers that certain aspects of the Company’s long term incentive plan were not in line with long term incentive plans at comparable companies. As part of such review and redesign, the Compensation Committee and Board approved:

•	Adoption of new restricted share unit plans pursuant to which restricted share units can be granted to participating employees, in respect of financial years commencing after December 31, 2012.

•	Adoption of a new performance share unit plan pursuant to which performance share units can be granted to participating employees, in respect of financial years commencing after December 31, 2012.

•	Amendment of the Original ELTIP pursuant to which after December 31, 2013, Original ELTIP participants are no longer entitled to receive any entitlement or award under that plan in respect of any year after December 31, 2012 and will not be permitted to make contributions under the Original ELTIP in any year commencing after December 31, 2013, provided that participants that do not contribute the full amount of their ELTIP entitlement under that plan in 2013 (in respect of 2012) are entitled to contribute in 2014 up to the amount of the participant’s one year carry forward entitlement from 2013.

•	Amendment of the share ownership guidelines for senior officers and senior employees previously adopted in connection with the Original ELTIP to include and be applicable to Common Shares owned outside of the Original ELTIP. See “Share Ownership Guidelines” on page 26 for a further discussion regarding these guidelines.

•	Integration of the Company’s stock option plan as part of the revised overall Long Term Incentive Plan

Grants of restricted share units, performance share units and stock options under the new plan are based on set percentages of participants’ base salaries, rather than fixed dollar amounts as applied under the Original ELTIP. The set percentages range from 80% to 140% for senior executives.

The following table outlines the mix of long term incentive compensation applicable to various levels of employees.

Level of Role	Stock Options	Restricted Share Units	Performance Share Units
Senior Managers	N/A	100%	N/A
Executives	50%	50%	N/A
Senior Executives	33.3%	33.3%	33.3%

Following is a brief summary of the new long term incentive plans.

Restricted Share Unit Plans

In January 2013 the Board approved and adopted restricted share unit plans (the “RSU Plans”) pursuant to which restricted share units (“RSUs”) are granted to participating employees, commencing in 2013. Restricted share units entitle the participant, following vesting of the units, to a lump sum cash payment, net of applicable withholdings, equal to the number of restricted share units multiplied by the fair market value of one Common Share, based on the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty days prior to the date of vesting. Unless the Board or Compensation Committee otherwise determines, restricted share units will vest following a three year vesting period. For example, RSUs granted on March 5, 2013 would vest on March 4, 2016. Additional restricted share units are credited on RSUs held by participants corresponding to dividends declared on the Common Shares. Such additional RSUs will vest when the RSUs in respect of which the additional dividend RSUs were credited vest. RSUs do not entitle participants to any voting or other shareholder rights.

Performance Share Unit Plan

In January 2013 the Board approved and adopted a new performance share unit plan (the “PSU Plan”) pursuant to which performance share units (“PSUs”) are granted to senior executive employees, commencing in 2013. Performance share units entitle the participant, following vesting of the units, to a lump sum cash payment, net of applicable withholdings, based on a number of performance share units earned multiplied by the fair market value of one Common Share, using the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days immediately preceding the date of vesting. The PSU Plan provides that the Board and Compensation Committee have authority to determine the terms and conditions and provisions of PSUs awarded or granted, including the vesting terms and conditions, performance period and performance criteria or factors applicable to the PSUs. It is contemplated that performance share units will vest over a three year vesting period and participants will be awarded a target number of performance share units, and be entitled to a payment based on performance of the Company over a three year performance period using performance criteria or factors established in respect of each calendar year in the performance period, where the number of performance share units eligible for vesting will depend on actual results compared to minimum, target and maximum amounts for the performance criteria or factors established at or near the beginning of each such year. Participants may potentially earn between 0% and 200% of the target number of performance share units granted. Additional performance share units are credited on PSUs held (which, will generally represent the target number of PSUs awarded) corresponding to dividends declared on the Common Shares. Such additional PSUs will vest when the PSUs in respect of which the additional dividend PSUs were credited vest. PSUs do not entitle participants to any voting or other shareholder rights.

Performance Share Unit Metrics and Measurement

Participants under the PSU Plan are awarded a target number of PSUs which entitle the participant, following vesting of the units, to a payment based on the Company’s performance over a three year performance period, based on a comparison of actual to target return on invested capital (ROIC) and adjusted earnings before other income, interest expense, foreign currency gains and losses, income taxes, depreciation and amortization (EBITDA), weighted equally, in each discrete year of the three year period. At the end of the three year performance period, the number of target units is multiplied by the average performance score to determine the specific number of PSUs eligible for vesting and to be used in calculating the cash payout amount. Participants can earn up to 200% of the target number of PSUs granted, plus any fractional dividends paid by the Company during the three year period.

The “Performance Percentage” for any given year within the three-year performance period is calculated as follows:

Performance Percentage (Percentage of PSUs eligible for vesting based on performance in the year (Range 0% to 200%)	=	ROIC Performance Percentage (Percentage eligible for vesting based on ROIC results x 50% (ROIC Weighting Factor))	+	EBIDTA Performance Percentage (Percentage eligible for vesting based on EBITDA results x 50% (EBITDA Weighting Factor))

ROIC = Adjusted Earnings Before Interest Expense and Tax (Average Equity for the period + Average Long Term Debt for the period)

The percentage of PSUs eligible for vesting based on ROIC results in 2013 and 2014 shall be determined based on the Company’s actual performance against ROIC target as provided in the following table (figures presented have been rounded to the nearest whole percentage), and then multiplied by the weighting factor (50%) for the ROIC Performance Factor.

ROIC Performance for 2013	Vesting Scale Percentage of PSUs eligible to be vested	ROIC Performance for 2014	Vesting Scale Percentage of PSUs eligible to be vested
equal to or less than 15%	0%	equal to or less than 15%	0%
18%	100%	18%	100%
21% or greater	200%	21% or greater	200%

The percentage of PSUs eligible for vesting based on EBITDA results for 2013 and 2014 shall be determined based on the Company’s actual performance against EBITDA target as provided in the following table (dollar amounts presented have been rounded to the nearest million), and then multiplied by the weighting factor (50%) for the EBITDA Performance Factor.

EBITDA Performance for 2013	Vesting Scale Percentage of PSUs eligible to be vested	EBITDA Performance for 2014	Vesting Scale Percentage of PSUs eligible to be vested
equal to or less than 189 million	0%	equal to or less than 195 million	0%
199 million	100%	205 million	100%
209 million or greater	200%	216 million or greater	200%

In 2013 the Company achieved an ROIC of 16% and EBITDA equal to $174,242,000, for a Performance Percentage of 15% for 2013. This means that if target percentage is achieved in each of the 2014 and 2015 performance years, then 72% of the total PSUs granted in 2013 would be eligible for vesting.

The Compensation Committee, in March 2014, determined that the performance factors, targets and weighting referred to above in respect of 2014 are applicable to the first year in the performance period for PSUs awarded in respect of 2014, as well as to the second year in the performance period for PSUs awarded in respect of 2013.

Stock Option Awards

In addition to restricted share units and performance share units, the third component of the Company’s long term incentive compensation is grants of stock options under the Company’s stock option plan.

Stock options are granted under the Company’s stock option plan in accordance with the Stock Option Policy. For further information regarding the Company’s stock option plan, see “Stock Option Plan” on page 28. For further information regarding the Stock Option Policy, see “Stock Option Policy” on page 32. The value, calculated in accordance with the Black Scholes option pricing model, of each stock option award is set at a specified percentage of each executive’s base salary, in accordance with the target mix of long-term incentive compensation described above under “Compensation Philosophy” and “Long Term Incentive Plan”. In connection with the review and redesign of the Company’s long term incentive plans and adoption of the RSU Plans and PSU Plan, the Compensation Committee and Board determined that, commencing with the grants of stock options for 2013 (which are granted following the end of the year), the amount of stock option grants would be reduced. Following this determination, grants of stock options for 2013 continued to be awarded as a percentage of annual base salary, but reflect a smaller percentage of the annual base salaries of the recipients than past practice.

The Compensation Committee and the Board believe that the new RSU Plans and PSU Plan, together with the stock option plan and share ownership guidelines, will align more closely the interests of executives and senior executives of the Company with those of shareholders and reward the creation of shareholder value over the long term.

The Compensation Committee regularly reviews the relative emphasis of each of the various components of compensation for senior executives referred to above to ensure that the structure of the Company’s executive compensation meets the desired results and objectives of the Company’s executive compensation philosophy and provides the appropriate level of reward for past performance and incentive for future work and development.

Awards of Restricted Share Units and Performance Share Units and Stock Options

It is anticipated that the Company will grant or award restricted share units and performance share units under the RSU Plans and PSU Plan annually, within the first three months of the year, which will have a three year vesting period ending on the third anniversary of the effective date of the grant and, in the case of PSUs, will provide for a performance period commencing on the first calendar year in which the PSUs are granted, which will consist of that calendar year and the next two calendar years. It is further anticipated that the Compensation Committee or Board, within the first three calendar months of the year, will establish performance criteria or factors, target levels for each performance criteria or factor, and the weighting factor applicable to each performance criteria or factor, which are applicable for that calendar year in the performance period of outstanding PSUs. For example, in March 2013 the Compensation Committee established the performance criteria and factors, and target levels and weighting factors, applicable for the first calendar year of the performance period for PSUs granted in March 2013. In March 2014, the Compensation Committee established the performance criteria and factors, target levels and weighting factors that apply to both the first calendar year of the performance period of PSUs granted in 2014 and the second calendar year of the performance period of PSUs granted in 2013. RSUs and PSUs granted are in respect of services to be performed in the year in which the RSUs and PSUs are granted or awarded.

In addition, it is contemplated that the Company will, annually, within the time and manner contemplated under the Stock Option Policy (for a further discussion of that policy, see page 32), grant stock options under the Company’s stock option plan. Unless the Board or Compensation Committee may otherwise determine, such stock options are granted in respect of services performed in the year prior to the year in which the stock options are granted.

The Named Executive Officers were awarded the following RSUs, PSUs and stock options in respect of 2013:

Name	RSUs(1) (#)	PSUs(2) (#)	Stock Options (#)
Peter J. Blake	17,060	11,373	33,329
Robert A. McLeod	8,077	5,385	15,781
Robert S. Armstrong	11,631	7,754	22,724
Steven C. Simpson	13,247	8,831	27,490
Robert K. Mackay	13,247	8,831	—

(1)	The table includes an additional transitional grant of RSUs granted in March 2013 as described below.
(2)	The number of PSUs indicated represents the target number of PSUs awarded. The actual number of units that will become eligible for vesting is dependent upon the Company’s actual performance against ROIC and EBITDA targets as described under “Performance Share Unit Metrics and Measurement.”

To bridge the gap between entitlements and awards under the Original ELTIP, which were retrospective, and awards under the new RSU Plans, which are prospective, the Company made a transitional grant of additional RSUs to executive employees, including the Named Executive Officers, in 2013, representing 50% of the regular RSUs granted in 2013. Such additional RSUs represent additional compensation in respect of 2013. These RSU grants did not result in materially higher compensation in 2013 compared to 2012. The Company made a second transitional grant of RSUs in 2014, representing 25% of the RSUs granted in 2014. Such second transitional grant represents compensation for 2014.

Share Ownership Guidelines

As described under “Original Executive Long Term Incentive Plan” on page 36, in connection with the Original ELTIP, the Company adopted share ownership guidelines for participants in the Original ELTIP. In January 2013 the Board approved amended share ownership guidelines that apply to each senior officer or senior employee of the Company or a subsidiary of the Company that is specified by the Board (or Compensation Committee, if delegated by the Board) as a person subject to the guidelines, which include all of the Named Executive Officers. The amended guidelines require that such senior officers or employees are required to hold Common Shares with a minimum value equal to a multiple of their base salary, which multiple is based on seniority. For the Named Executive Officers the requirement is three times salary. The amended share ownership guidelines contemplate that ownership of Common Shares counted for purposes of the guidelines includes Common Shares that are owned outside of the Original ELTIP, as well as shares held under the Original ELTIP. The Compensation Committee has determined that RSUs and PSUs are considered equivalent to Common Shares for purposes of determining whether an officer or employee is complying with or satisfying share ownership guidelines.

Note on Trading Restrictions

The Company maintains a policy which prohibits all directors and senior employees from entering into short sales or purchase of Company shares on margin, or from buying or selling puts or calls of Company securities. In addition, directors and executive officers are required to seek pre-clearance from the Company’s Corporate Secretary prior to buying or selling any Company shares or stock options.

Defined Contribution Plan

In 2013 the Company implemented a new retirement savings plan, referred to as the “10-10 Plan,” for senior executives to replace the Original ELTIP for future contributions. Under the 10-10 Plan, executive employees may contribute up to 10% of their base salary into an approved long-term investment and receive a matching contribution from the Company. Employee and Company contributions are made to a retirement account and invested by the plan administrator according to a selection of approved long term investment vehicles made by the employee. Following retirement, resignation or other termination of employment, participants are entitled to receive the accumulated contributions and investment income as a lump sum or, in the case of retirement, through the purchase an annuity if they so choose. The following table sets out certain information regarding the 10-10 Plan, including the amounts contributed by the Company under the Plan on behalf of the Named Executive Officers during 2013:

Name	Accumulated Value at the Start of the Year ($)	Compensatory ($)	Accumulated Value at the End of the Year ($)
Peter J. Blake	—	37,373	78,145
Robert A. McLeod	—	16,988	36,591
Robert S. Armstrong	—	17,473	37,637
Steven C. Simpson	—	—	—
Robert K. Mackay	—	—	—

Compensation risk and governance

The Company has an enterprise risk management program that focuses on the identification, assessment and mitigation of risks associated with achievement of the Company’s strategic objectives. Principal risks are identified and evaluated relative to their potential impact and likelihood of occurrence, including consideration of mitigating activities. The Company’s annual risk assessment process is linked to the annual strategic planning process, with periodic updates conducted to identify potential emerging risks, such as those associated with major business decisions, key initiatives and external factors. The Company’s enterprise risk management program is overseen at the senior executive level in conjunction with the Company’s risk management and internal audit group. Reports on principal risks and mitigation strategies are reviewed by the Company’s executive officers, the Audit Committee and the Board.

Oversight of the Company’s management of principal risks forms part of the mandate of the Board and its committees. The Board has primary responsibility for oversight of the enterprise risk management program, including reviewing principal risks and mitigation strategies. Each of the Company’s principal risks is the responsibility of either a specific committee or the entire Board, as appropriate.

The Compensation Committee is responsible for compensation risk and accordingly, has considered the implications of the risks associated with the Company’s compensation policies and practices to ensure they do not encourage inappropriate risk taking by the Company’s executive officers. The Compensation Committee does not believe the Company’s compensation program encourages excessive or inappropriate risk-taking.

The Compensation Committee has reviewed this Compensation Discussion and Analysis with the Board and management and is satisfied that it fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regards to executive compensation.

Performance graph

The following data and graph compare the percentage change, or total shareholder return, in the value of U.S. $100 invested in Common Shares of the Company, assuming the re-investment of dividends, with U.S. $100 invested in the S&P / TSX Composite Index, the Russell 2000 Index, and the Dow Jones Industrial Average Index for the last five financial years. The graph also includes a bar chart showing the total direct compensation paid to our Named Executive Officers (NEOs) during the same period.

	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013
Ritchie Bros. Auctioneers (RBA)	$100	106	110	105	100	109
Russell Global Index	$100	125	157	148	170	233
S&P / TSX Composite Index	$100	131	150	133	138	152
Dow Jones Industrial Avg. Index	$100	119	132	139	149	189
NEO Total Direct Compensation (millions)	$2.7	3.0	2.1	3.5	3.6	3.1

Trend in total shareholder return compared to trend in NEO compensation

The table above reflects how NEO total direct compensation has varied each year relative to total shareholder return. NEO total direct compensation was determined by including the top five NEOs for each financial year, as disclosed in previous information circulars, and includes salaries, annual incentives and all other compensation. As described in greater detail in the Compensation Discussion and Analysis section above, following a review of the Company’s executive compensation program by Towers in 2011, compensation for the Chief Financial Officer was increased in July 2011, and compensation for the Chief Executive Officer was increased in July 2011 and again in March 2012, in order to bring the compensation of such individuals closer to the median base salary levels of companies in the comparator group. These market adjustments increased NEO total direct compensation in 2011 and 2012 however this trend did not carry through 2013 primarily as the result of the retirement of the Company’s President in 2013, a position that has remained vacant. For the year-ended December 31, 2013, the NEO total direct compensation decreased 14% from 2012 while the total shareholder return increased 9% over the same period.

Option-based awards

Stock Option Plan

The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The Company obtained shareholder and applicable regulatory approval to amend and restate the stock option plan in April 2007 (the amended and restated plan is referred to hereunder as the “stock option plan”).

As of the date of this Information Circular, the maximum number of Common Shares reserved for issuance under the stock option plan is 10,200,000 Common Shares, of which 2,989,683 Common Shares (being approximately 3% of the Company’s total issued and outstanding shares) have been issued upon exercise, 3,733,274 Common Shares are reserved for issuance upon exercise of options that have been granted (approximately 3% of the Company’s total issued and outstanding shares) and 3,476,987 Common Shares (approximately 3% of the Company’s total issued and outstanding shares) remain available for future options to be granted.

Stock options are granted at the closing market price of the Common Shares on the New York Stock Exchange as of the grant date. Under the stock option plan, the maximum number of Common Shares issued and reserved for issuance to non-executive directors of the Company upon exercise of options must not exceed 0.3% of the issued and outstanding Common Shares. The number of Common Shares issued to “insiders” under the stock option plan, when combined with the Company’s other security-based compensation arrangements, within any one-year period cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issuable to insiders at any time cannot exceed 10% of the issued and outstanding Common Shares.

As described under “Stock Option Policy” below, the Company has adopted a policy which establishes guidelines for the granting of stock options under the Company’s stock option plan. Among other things, such guidelines prohibit the grant of stock options to non-executive directors of the Company.

Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee as set out in the relevant option agreements. For options granted under the stock option plan before December 31, 2008, the Compensation Committee generally determined that options were subject to vesting one year from the grant date and were not transferable. Furthermore, for options granted before December 31, 2008, the Compensation Committee generally determined that the options would expire on the earlier of:

(a)	10 years from the date of grant;

(b)	30 days from the date on which the optionee ceases to be employed by, or provide services to, the Company;

(c)	180 days from the date of death if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 30-day period described in clause (b) above; or,

(d)	immediately upon termination if the termination of employment is with cause.

The stock option plan takes into account the Company’s policy with respect to making grants only during specific trading windows. The stock option plan also provides that if the expiry date of an option falls during a “Black Out Period”, the expiry date will be extended to the fifth business day following the end of such period.

On February 24, 2009 the Company’s Board approved certain amendments to the Company’s stock option grant practices. Unless otherwise determined by the Compensation Committee, options granted after that date to the Company’s Vice Presidents and above will generally vest equally annually over three years from the grant date. All options granted on or after that date have a term of 10 years from the date of grant subject to the following:

(a)	in the case of termination without cause (excluding voluntary termination) – immediate vesting of all unvested options and the optionee will has 90 days from the date on which the optionee ceases to be employed by the Company to exercise all options;

(b)	in the case of voluntary termination (other than retirement) – immediate cancellation of all unvested options and the optionee has 90 days to exercise vested options;

(c)	in the case of retirement – all unvested options continue to vest after retirement in accordance with the existing vesting schedule for those particular options and all options expire on the earlier of three years from the date of retirement and the option 10-year expiry date;

(d)	in the case of death – all unvested options vest immediately and the optionee’s legal representative has 365 days from the date of death to exercise the options if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the periods described in clauses (a), (b) and (c) above; or,

(e)	in the case of termination with cause – all options expire immediately upon termination.

Options granted to non-executive employees on or after February 24, 2009 generally continue to be subject to vesting one year from the grant date and are subject to the new termination provisions described above. Furthermore, stock option agreements for options granted on or after February 24, 2009 generally provide that the Compensation Committee may shorten the vesting period if the Compensation Committee considers doing so would be in the best interest of the Company.

The stock option plan also provides that the Compensation Committee has the right to suspend, amend or terminate the stock option plan without approval of optionees or shareholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including, without limitation:

(a)	to avoid any additional tax on optionees under Section 409A of the United States Internal Revenue Code or other applicable tax legislation;

(b)	to change the eligibility for and limitations on participation in the stock option plan (other than participation by non-executive Directors in the stock option plan);

(c)	to make any addition to, deletion from or alteration of the provisions of the stock option plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

(d)	to make any amendment of a typographical, grammatical, administrative or clerical nature, or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the stock option plan; and

(e)	to change the provisions relating to the administration of the stock option plan or the manner of exercise of the options, including:

(i)	changing or adding any form of financial assistance provided by the Company to the participants that would facilitate purchase of Common Shares under the stock option plan; and

(ii)	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Common Shares from the maximum number reserved under the stock option plan for issuance).

However, the following amendments to the stock option plan can only be made with shareholder approval:

•	any increase in the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the stock option plan;

•	any reduction in exercise price or cancellation and reissue of options;

•	any amendment that extends the term of an option beyond the original 10 year expiry date;

•	any amendment to “Eligible Participants” that may permit the introduction or reintroduction of non-executive directors as participants on a discretionary basis, if at any time, the stock option plan is further amended to exclude participation by non-executive directors;

•	any amendment that increases limits previously imposed on non-executive director participation;

•	any amendment that would permit equity based awards granted under the stock option plan to be transferable or assignable other than for normal estate settlement purposes;

•	any amendment to increase the maximum number of securities that may be issued to insiders of the Company within any one year period or issuable to insiders of the Company at any time under the stock option plan, or when combined with all of the Company’s other security based compensation arrangements, which could exceed 10% of the total issued and outstanding Common Shares of the Company;

•	any addition of provisions relating to a cashless exercise (other than a surrender of options for cash) that does not provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the stock option plan; and

•	any amendment to the amending provisions of the stock option plan.

The following table sets out the number of securities authorized for issuance under the Company’s stock option plan as of December 31, 2013:

	Number of Securities to be Issued upon Exercise of Outstanding Options (A)	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding (A))
Equity compensation plans approved by security holders – stock option plan	3,749,574 (4% of total issued and outstanding shares)	$21.09	3,476,987 (3% of total issued and outstanding shares)

Stock Option Policy

The Board has adopted a Policy Regarding the Granting of Equity-Based Compensation Awards (the “Policy”), the terms of which establish guidelines for the granting of options to purchase Common Shares to the Named Executive Officers and other employees of the Company. The Policy provides that the Company will not grant stock options to non-executive directors of the Company. Under the Policy, only the Compensation Committee can authorize the granting of stock options to the Named Executive Officers and other executives of the Company.

The Policy establishes an annual date for the granting of stock options, which falls on the fifth business day following the release of the Company’s results for the most recently completed fiscal year. The Policy prohibits the granting of stock options during blackout periods, as defined in the Company’s Policy Regarding Securities Trades by Company Personnel. The Compensation Committee has delegated to the Chief Executive Officer the authority to grant options to purchase up to 150,000 Common Shares per year to Company employees, provided no one individual is granted options to acquire more than 45,000 Common Shares and provided options are not granted to employees at the Vice-President and above level. Option grants made by the Chief Executive Officer must fall within the Company’s established trading windows. All stock options granted in accordance with the Policy must have an exercise price equal to the closing price of the Company’s Common Shares on the New York Stock Exchange on the date of grant.

The Policy is subject to changes and amendments as deemed appropriate by the Board from time to time.

SUMMARY COMPENSATION TABLE

The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three other Named Executive Officers of the Company.

Summary Compensation Table (all amounts in U.S. dollars)
Name and Principal Position (1)	Year	Salary (2) ($)	Share- based awards(3) ($)	Option- based awards (4) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)(7)	All other compensation ($)(8)	Total compensation ($)(9)
					Annual incentive plans(5)	Long-term incentive plans(6)
Peter J. Blake Chief Executive Officer	2013	789,000	636,176	475,730	157,014	Nil	37,373	89,423	2,184,716
	2012	754,000	Nil	475,587	370,844	92,063	Nil	54,590	1,747,084
	2011	627,000	Nil	349,920	318,791	104,313	Nil	51,378	1,451,402
Robert A. McLeod Chief Financial Officer	2013	356,000	301,219	164,980	114,221	Nil	16,988	38,382	991,790
	2012	350,000	Nil	164,930	88,139	73,650	Nil	34,427	711,146
	2011	267,000	Nil	84,240	157,391	83,450	Nil	36,576	628,657
Robert S. Armstrong Chief Strategic Development Officer	2013	367,000	433,756	319,790	123,017	Nil	17,473	43,202	1,304,238
	2012	360,000	Nil	319,694	190,380	92,063	Nil	38,976	1,001,113
	2011	339,000	Nil	190,512	216,722	104,313	Nil	36,891	887,438
Steven C. Simpson (10) Chief Sales Officer	2013	470,500	494,000	332,220	136,602	92,063	Nil	68,648	1,594,033
	2012	410,000	Nil	253,044	193,590	100,000	Nil	94,538	1,051,172
	2011	280,000	Nil	128,952	272,000	125,000	Nil	52,132	858,084
Robert K. Mackay (11) President	2013	274,000	494,000	253,120	Nil	Nil	Nil	38,285	1,059,405
	2012	410,000	Nil	332,120	199,295	92,063	Nil	23,316	1,056,794
	2011	414,000	Nil	251,424	206,375	104,313	Nil	31,199	1,007,311

(1)	All Named Executive Officers are employed by wholly-owned subsidiaries of the Company.
(2)	The salary and annual incentive amounts for certain Named Executive Officers were paid in primarily the Canadian dollar and are translated into U.S. dollars for the purposes of the table at the average U.S. dollar exchange rate for the year. The exchange rate used for Canadian dollars for 2013 was US$0.9707 to CA$1.
(3)	Share-based awards consist of RSU awards made under the RSU Plans and PSU awards made under the PSU Plan. The dollar value of RSUs and PSUs was calculated by multiplying the number of share units granted during the respective year by the 20-day volume weighted average closing price of the Common Shares on the New York Stock Exchange on the grant date for the RSUs and PSUs.
(4)	The dollar value of option-based awards is the grant date fair market value of options granted during the respective year using the Black-Scholes option pricing model which includes assumptions on expected volatility, expected life, expected termination rate, expected dividend yield, and risk-free interest rate, which assumptions are detailed in the Company’s consolidated financial statements for the applicable year. This is also the accounting fair value. The Black-Scholes pricing model was used for the reasons indicated in Note (3). The value stated does not represent the actual value which will be realized upon exercise of the option.
(5)	The annual incentive plan awards represent bonuses earned by the Named Executive Officers in the fiscal year noted but paid subsequent to the end of the applicable year.
(6)	Long-term incentive plan awards represent payments made subsequent to the applicable year end in accordance with the Original ELTIP (please see discussion below under “Original Executive Long Term Incentive Plan). The amount was used to purchase Common Shares in the open market and those shares are held by an administrator on behalf of the Named Executive Officer, only to be released pursuant to the terms of the Plan. Beginning in 2013, the Original ELTIP was replaced by a new Long Term Incentive Plan involving share based awards consisting of RSUs and PSUs as reflected under the column “Share-based awards” (please see discussion under “Long Term Incentive Plan” on page 21). The amount shown for Steven Simpson in 2013 represents a carry-forward from his 2012 ELTIP award (please see discussion under “Original Executive Long Term Incentive Plan” on page 36).
(7)	Amounts in this column represent the Company’s contributions under the Company’s “10-10” retirement savings plan which is described under “Defined Contribution Plan” on page 26.

(8)	All other compensation includes, for 2013, the value of additional RSUs and PSUs corresponding to dividends declared on the Common Shares credited under the RSU Plans and PSU Plan (Mr. Blake: $11,839, 325 RSUs, 217 PSUs; Mr. McLeod: $5,605, 154 RSUs, 103 PSUs; Mr. Armstrong: $8,072, 222 RSUs, 148 PSUs; Mr. Simpson: $9,193, 253 RSUs, 168 PSUs; Mr. Mackay: $9,193, 253 RSUs, 168 PSUs.). In addition, in the case of Mr. Blake, it includes a lump sum payment of $24,269 made in 2013 for professional development courses or career transition counseling, and in the case of Mr. Simpson, it includes $34,176 in housing related expenses paid by the Company on his behalf.
(9)	Total compensation represents the sum of the amounts in the other columns. It includes the value of option-based awards and share-based awards which may or may not be realized if the awards vest.
(10)	Mr. Simpson was promoted to Chief Sales Officer of the Company effective January 1, 2012.
(11)	Robert Mackay resigned as President of the Company effective July 26, 2013 and retired as an employee on October 31, 2013. Pursuant to the provisions of the RSU Plans and PSU Plan, unvested RSUs and PSUs awarded to Mr. Mackay will continue to be subject to the plans, and Mr. Mackay will be entitled to receive payment in accordance with the provisions of the plans in relation to such RSUs and PSUs that vest after his retirement.

INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets out information regarding option-based (stock options) and share-based (RSUs and PSUs) awarded to the Named Executive Officers that were outstanding at December 31, 2013.

Name	Option-based Awards(1)				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price (U.S. $)	Option expiration date	Value of unexercised in-the-money options (U.S. $)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Peter J. Blake
- stock options	84,200	21.34	Mar. 5, 2023	133,878	—	—	—
- stock options	54,000	23.44	Mar. 6, 2022	—	—	—	—
- stock options	43,200	25.91	Mar. 3, 2021	—	—	—	—
- stock options	66,100	21.82	Mar. 11, 2020	73,371	—	—	—
- stock options	114,800	14.50	Mar. 5, 2019	967,764	—	—	—
- stock options	39,900	24.39	Feb. 28, 2018	—	—	—	—
- stock options	51,000	18.67	Mar. 1, 2017	217,260	—	—	—
- stock options	62,000	14.70	Jan. 24, 2016	510,260	—	—	—
- RSUs	—	—	—	—	17,385	379,512	—
- PSUs	—	—	—	—	11,590	253,008	—
Robert A. McLeod
- stock options	29,200	21.34	Mar. 5, 2023	46,428	—	—	—
- stock options	13,000	23.44	Mar. 6, 2022	—	—	—	—
- stock options	10,400	25.91	Mar. 3, 2021	—	—	—	—
- stock options	7,800	21.82	Mar. 11, 2020	8,658	—	—	—
- stock options	11,200	14.50	Mar. 5, 2019	94,416	—	—	—
- stock options	4,500	24.39	Feb. 28, 2018	—	—	—	—
- RSUs	—	—	—	—	8,231	179,693	—
- PSUs	—	—	—	—	5,488	117,796	—
Robert S. Armstrong
- stock options	56,600	21.34	Mar. 5, 2023	89,994	—	—	—
- stock options	29,400	23.44	Mar. 6, 2022	—	—	—	—
- stock options	23,500	25.91	Mar. 3, 2021	—	—	—	—
- stock options	32,500	21.82	Mar. 11, 2020	36,075	—	—	—
- stock options	19,600	14.50	Mar. 5, 2019	165,228	—	—	—
- stock options	18,600	24.39	Feb. 28, 2018	—	—	—	—
- stock options	12,900	18.67	Mar. 1, 2017	54,954	—	—	—
- RSUs	—	—	—	—	11,853	258,758	—
- PSUs	—	—	—	—	7,902	172,506	—

Steven C. Simpson
- stock options	58,800	21.34	Mar. 5, 2023	93,942	—	—	—
- stock options	19,900	23.44	Mar. 6, 2022	—	—	—	—
- stock options	15,900	25.91	Mar. 3, 2021	—	—	—	—
- stock options	19,500	21.82	Mar. 11, 2022	21,645	—	—	—
- stock options	13,200	24.39	Feb. 28, 2018	—	—	—	—
- RSUs	—	—	—	—	13,500	294,697	—
- PSUs	—	—	—	—	9,000	196,465	—
Robert K. Mackay(4)
- stock options	44,800	21.34	Oct. 31,2016	71,232	—	—	—
- stock options	38,800	23.44	Oct. 31,2016	—	—	—	—
- stock options	31,100	25.91	Oct. 31,2016	—	—	—	—
- stock options	37,100	21.82	Oct. 31,2016	41,181	—	—	—
- stock options	26,400	24.39	Oct. 31,2016	—	—	—	—
- stock options	33,900	18.67	Oct. 31,2016	144,414	—	—	—
- RSUs	—	—	—	—	13,500	294,697	—
- PSUs	—	—	—	—	9,000	196,465	—

(1)	All of the options listed in the table, except those with expiry dates in 2021, 2022, and 2023 had vested and were exercisable as of December 31, 2013.
(2)	This column reflects the number of RSUs and target number of PSUs, including dividend equivalent RSUs and PSUs credited on RSUs and PSUs, that were outstanding on December 31, 2013.
(3)	This column represents the value of (i) unvested RSUs awarded and (ii) unvested PSUs awarded where the number of PSUs eligible for vesting is based on performance and has not yet been determined, including dividend equivalent RSUs and PSUs credited on such RSUs and PSUs. RSUs vest following a three year period and entitle the holder, upon vesting, to a payment based on the value of a Common Share. PSUs vest following a three year vesting period and entitle the holder upon vesting, to different payouts depending on the Company’s performance against specified performance criteria or factors. The number of PSUs that are eligible for vesting in respect of each calendar year in a performance period is determined following the end of that year. The value of RSUs and PSUs was calculated by multiplying the number of share units granted, including dividend equivalent share units, by the closing price of the Common Shares on the New York Stock Exchange on December 31, 2013, being $21.83. It does not reflect the actual value of the payout that may be received after the vesting of the award. The RSU Plans are described under “Restricted Share Unit Plans” on page 22. The PSU Plan is described under “Performance Share Unit Plan” commencing on page 22.
(4)	Mr. Mackay resigned as President of the Company effective July 26, 2013, and retired as an employee on October 31, 2013. Pursuant to the provisions of the RSU Plans and PSU Plan, unvested RSUs and PSUs awarded to Mr. Mackay will continue to be subject to the plans, and Mr. Mackay will be entitled to receive payment in accordance with the provisions of the plans in relation to such RSUs and PSUs that vest after his retirement. Under the terms of the Company’s stock option plan, stock options granted to Mr. Mackay on or after February, 2009 will expire on the earlier of three years from the date of retirement and the ten year expiry date, and stock options granted to Mr. Mackay prior to December 31, 2008 expired on the earlier of the ten year expiry date and 30 days after Mr. Mackay ceased to be employed.

Incentive plan awards – value vested or earned during 2013

The following table sets out information regarding the value vested or earned upon the vesting of option-based awards (stock options) and share-based awards (RSUs and PSUs) during 2013 and the short term incentive bonus awards for 2013.

Name	Option-based awards – value vested during the year (1) ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation—value earned during the year (2) ($)
Peter J. Blake	$24,458	Nil	$228,267
Robert A. McLeod	2,886	Nil	108,081
Robert S. Armstrong	12,026	Nil	155,636
Steven C. Simpson	7,215	Nil	177,253
Robert C. Mackay	13,727	Nil	177,253

(1)	The value shown in this column is calculated by multiplying the number of stock options that vested in 2013 by the difference between the exercise price and the closing price of the Common Shares on the New York Stock Exchange on the vesting date, where the resulting value is a positive amount.
(2)	The non-equity incentive plan compensation relates to amounts earned in 2013 and paid in 2014 in accordance with the Company’s executive short term incentive plan, as described above in “Compensation Discussion and Analysis”.

Original Executive Long Term Incentive Plan

The Company adopted and established the Original ELTIP in 2004. The Company adopted the Original ELTIP, together with the share ownership guidelines referred to below, with a view to facilitating the alignment of the interests of the senior employees and officers of the Company with those of the Company’s shareholders by promoting ownership of Common Shares by senior employees and officers and rewarding the creation of shareholder value over the long term. It was implemented to encourage senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares. Under the Original ELTIP, Common Shares were purchased in the open market by the administrator under the plan and are held by the administrator on behalf of the participant.

Under the Original ELTIP, ELTIP entitlement was earned by reference to the Company’s pre-tax return on invested capital on a rolling three-year basis. Each participant’s ELTIP award was based on a straight-line calculation, with entitlement starting when 70% of the ROIC target was achieved and 100% of the ELTIP entitlement being earned when the ROIC target was fully achieved. Participants were entitled to a cash ELTIP award of up to U.S. $125,000 depending on their seniority level, role and function, and these award amounts were paid by the Company when the participants contributed an equivalent amount of their own funds to the Original ELTIP.

Original ELTIP participants are not permitted to withdraw any Common Shares held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). The Company also adopted share ownership guidelines, pursuant to which participants in the Original ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary which was based on the participant’s seniority with the Company, ranging from one time salary to three times salary.

The Original ELTIP was amended in 2009 to decouple the plan from the Company’s incentive bonus plan, meaning that participants were allowed to contribute their own funds to the Original ELTIP in the event their incentive bonus was not sufficient to achieve the full Company matching amount under the plan. This meant that Original ELTIP participants may have received the maximum payment in each year that the rolling three-year ROIC target of 20% was exceeded regardless of their actual bonus. In addition, entitlement under the Original ELTIP carried forward for one year – if a participant chose not to participate in one year, they could use that entitlement the following year, together with the entitlement earned in that year. Any unused entitlement expired automatically after one year.

As is discussed above under “New Executive Long Term Incentive Plan”, in January 2013 the Compensation Committee and the Board approved amendments to the Original ELTIP pursuant to which plan participants are no longer entitled to receive entitlements and awards under the Original ELTIP in respect of any year after December 31, 2012 and will not be permitted to make contributions under the Original ELTIP after 2014. However, all shares held by the administrator on behalf of the participants continue to be held in accordance with the terms of the plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. All such employment agreements may be terminated for other than just cause with between eight weeks and 24 months notice (or less in certain circumstances) or payment in lieu thereof, depending on the jurisdiction of employment and the length of service of the respective Named Executive Officer.

In addition, pursuant to the RSU Plans and the PSU Plan, the extent to which unvested RSUs and PSUs may be forfeited, or continue to vest, following termination of employment, varies depending on the circumstances giving rise to the termination.

Termination for Cause

Under the RSU Plans and the PSU Plan, RSUs and PSUs that had not vested prior to the last day of active employment will not vest and shall be forfeited and cancelled without payment in the event of termination for just cause. In addition, short term incentive bonus will be payable by the Company. Under the Company’s stock option plan, unexercised stock options expire immediately upon termination for just cause.

Resignation

Under the RSU Plans and the PSU Plan, in the event of resignation of a participant other than by retirement in accordance with the normal retirement policy of the Company (or its affiliates) RSUs and PSUs that had not vested prior to the last day of active employment will not vest and shall be forfeited and cancelled without payment. Under the Company’s stock option plan, unexercised unvested stock options granted on or after February 24, 2009 are immediately cancelled. Unexercised options granted prior to December 31, 2008 will expire 30 days from the date the option recipient ceased to be employed.

Retirement

Under the RSU Plans and the PSU Plan, in the event of “Retirement” (which means retirement in accordance with the normal retirement policy of the Company (or its affiliates) when the participant is not less than 55 years of age), the participant is entitled to receive payment in respect of unvested RSUs and PSUs that vest after the date of the resignation in accordance with the provisions of the plans. Such payments will not constitute an incremental benefit. Under the Company’s stock option plan, unexercised stock options granted on or after February 24, 2009 continue to vest in accordance with the existing vesting schedule and unexercised stock options granted prior to December 31, 2008 will expire 30 days from the date the optionee ceases to be employed.

In addition, the Company has a change of control policy applicable to the Named Executive Officers and certain other Board appointed officers of the Company (the “Change of Control Policy”) that was adopted in 2010. The implementation of the Change of Control Policy was not in response to any known or likely change of control situation.

The main features of the Change of Control Policy are as follows:

Trigger	Double trigger: (i) change of control; and (ii) termination for other than just cause or constructive dismissal.

Change of control definition	A person or group of persons acquiring or accumulating beneficial ownership of more than 50% of the Common Shares; a person or group of persons holding at least 25% of the Common Shares and being able to change the composition of the Board by having their nominees elected as a majority of the Board; or the arm’s length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less.

The payment amount and multiplier are as follows:

Annual base salary	Two times annual base salary.

Short-term incentive plan	One and one-half times target bonus (as outlined in the Compensation Discussion and Analysis above), plus one time pro rata target bonus for the year of termination.

Long-term incentive plan	Accelerated vesting of RSU and PSU awards pursuant to terms of RSU and PSU plans (as described below).

Stock option plan	One and one-half times target award amount (based on Black Scholes value option entitlement as a percentage of the Named Executives base salary) for the year in which the termination occurs.

Benefits	Two times annual premium cost for all health, dental and life insurance benefits in effect at termination.

Stock option vesting	Immediate vesting of all unvested stock options.

Stock option termination	All stock options terminate in accordance with the provisions for termination without cause outlined above.

In addition to the Change of Control Policy, pursuant to the terms of the applicable PSU and RSU plans, unvested RSUs and PSUs held by the Named Executive Officers will vest as at the date of a change in control (which is defined for this purpose consistent with the definition in the Change of Control Policy). In such event, the Company would be required to make a cash payment in an amount equal to the number of such vested RSUs and PSUs multiplied by the price or value at which a Common Share is valued for purposes of the transaction or series of transactions giving rise to the change of control, as determined by the Compensation Committee, or, if there is no such transaction, the fair market value of a Common Share as at the date of vesting determined as contemplated in the plans. Pursuant to the PSU Plan, where vesting criteria in respect of unvested PSUs include provision for the possible vesting of more than the target number of PSUs (which is the case for PSUs that have been granted under the PSU Plan prior to the date of this Information Circular), unless the Compensation Committee otherwise determines, the number of PSUs that vest as a result of the change of control will be limited to the target number of PSUs awarded. For more information on the RSU Plans and PSU Plan see page 22.

The incremental payments to the Named Executive Officers that the Company would have been required to make upon termination in the above situations, assuming the triggering events took place at December 31, 2013, would have been as follows:

Name	Incremental payment (1)
Peter J. Blake(2)	$3,553,400
Robert A. McLeod	1,453,100
Robert S. Armstrong	1,756,800
Robert K. Mackay(3)	—
Steven C. Simpson	2,167,000

(1)	The incremental payments reflected in the table include the value of (i) unvested RSUs awarded, and (ii) the target number of unvested PSUs awarded, including dividend equivalent RSUs and PSUs credited on such RSUs and PSUs, based on the closing price of the Common Shares on the New York Stock Exchange on December 31, 2013, being $21.83. PSUs vest following a three year vesting period and entitle the holder upon vesting to different payouts depending on the Company’s performance against specified performance criteria or factors. The number of PSUs that are eligible for vesting in respect of each calendar year in a performance period is determined following the end of that year. The value of unvested RSUs and PSUs that is included in the table has, in part, been reported under “Share-based awards” in the Summary Compensation Table (based on the grant date fair value of RSUs and PSUs awarded) on page 33 and, as a result, only part if such value would reflect an incremental payment. No value has been attributed to the acceleration of the payment of this benefit as the net present value of the accelerated benefit could potentially be offset by future increases in the value of the RSUs and PSUs held as a result of future increase in the value of the Common Shares.
(2)	This table does not take into account the provisions of the Separation Agreement entered into by the Company and Mr. Blake referred to below. The provisions of that Separation Agreement will supercede and govern amounts which Mr. Blake is entitled to receive as a result of his resignation.
(3)	Mr. Mackay retired as an employee on October 31, 2013. As a result, the Company would not have been required to have made incremental payments to Mr. Mackay pursuant to the provisions of the Change of Control Policy if a change of control had occurred on December 31, 2013, following Mr. Mackay’s resignation. However, pursuant to the provisions of the RSU Plans and PSU Plan, unvested RSUs and PSUs awarded to Mr. Mackay continue to be subject to the plans following his retirement, and Mr. Mackay will be entitled to receive payment in accordance with the provisions of the plans in relation to such RSUs and PSUs that vest after his retirement. As a result, the amount shown in the table for Mr. Mackay reflects the value of unvested RSUs and PSUs held by Mr. Mackay as at the date of his retirement, determined as noted in Note (1).

CEO Separation Agreement

In October 2013 the Company entered into a Separation Agreement with Mr. Blake in respect of his resignation as Chief Executive Officer (the “Separation Agreement”). In the Separation Agreement, as noted elsewhere in this Information Circular, the Company and Mr. Blake have agreed that during the transition period in 2014 while Mr. Blake continues to be employed, the Company will pay Mr. Blake his salary, but no short term incentive bonus, and will not grant Mr. Blake stock options, restricted share units or performance share units in respect of 2014. Following Mr. Blake’s resignation, he will be entitled to receive certain payments in respect of the termination of his employment as described below, and in consideration of release, confidentiality, non-solicitation and non-disparagement covenants included or contemplated in the Separation Agreement. Such payments supercede and take the place of any other compensation Mr. Blake would normally receive under his employment agreement, the Change of Control Policy, or the PSU, RSU or Option plans.

The following table summarizes the incremental payments and benefits to be received by Mr. Blake following his resignation (all amounts shown in Canadian dollars):

Notice Period ( # Months)	Payment in respect of salary	Payment in lieu of short-term incentive bonus	Benefits in lieu of long-term incentive compensation(1)	Other payments and benefits (2)
24	$1,540,000	$1,309,000	$1,478,400	$431,200

(1)	The amount indicated represents amounts to be paid in lieu of grants or awards of stock options, restricted share units and performance share units for years after 2013, including an amount in lieu of a transitional grant of RSUs that was made to executive officers in March 2014. In addition, upon Mr. Blake’s resignation, the unvested RSUs and PSUs granted to him in 2013 will continue to be subject to the plans following his retirement, and Mr. Blake will be entitled to receive pro-rated payment in accordance with the provisions of the plans in relation to such RSUs and PSUs that would vest up to his date of retirement. The Separation Agreement contemplates that unvested stock options previously granted to Mr. Blake will continue to vest after retirement in accordance with the existing vesting schedule for those options, pursuant to retirement treatment of options under the Company’s stock option plan, and such options will expire on the earlier of three years from the date of retirement and the option’s 10 year expiry date.
(2)	Other payments and benefits will include amounts paid in lieu of (i) benefits for the notice period ($120,000); (ii) the Company’s contribution to Mr. Blake’s Senior Executive Retirement Plan for the notice period ($154,000); (iii) payment or benefits under the Company’s Employee Share Purchase Plan ($61,600); (iv) provision of a company vehicle and operating costs for the notice period and payment of the cost of an annual physical. In addition to the incremental payments reflected in the table, the Company has agreed to reimburse Mr. Blake for reasonable fees and disbursements of legal and tax advisors incurred in connection with the Separation Agreement.

Directors and Senior Executives Liability Insurance and Indemnity Agreements

The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

REPORT ON CORPORATE GOVERNANCE

The Board and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.

In June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect. The table below sets out disclosure requirements of Form 58 101F1 (as amended) under the Instrument and the Company’s corresponding corporate governance disclosure.

In addition, any foreign private issuer listed on the New York Stock Exchange (NYSE) is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.

Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Board, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1	Company Disclosure

1. Board of Directors

(a)    Disclose the identity of directors who are independent.

(b)    Disclose the identity of directors who are not independent, and describe the basis for that determination.

(c)    Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Directors during 2013:

•     Robert W, Murdoch, Chair – independent;

•     Beverley A. Briscoe, Deputy Chair – independent;

•     Robert G. Elton – independent; and

•     Erik Olsson – independent;

•     Eric Patel – independent;

•     Edward B. Pitoniak – independent;

•     Christopher Zimmerman – independent;

•     Peter J. Blake – non-independent – Mr. Blake is the Chief Executive Officer (CEO) of the Company

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Mr. Murdoch, Ms. Briscoe, Mr. Patel, Mr. Olsson , Mr. Pitoniak, Mr. Elton and Mr. Zimmerman to be independent as none of them has any material relationship with the Company. Mr. Blake is not independent as a result of his employment with the Company as CEO. A majority of the directors are independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to the disclosure starting on page 2.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors held 12 meetings and several informal sessions in 2013 without management present. These meetings were chaired by Mr. Murdoch. Such meetings are scheduled regularly during the year, usually immediately after the Board’s regular quarterly meetings.

(f)     Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair, Mr. Murdoch, is an independent director. Mr. Murdoch is responsible for the management, development and effective performance of the Board, taking all reasonable measures to ensure that the Board fully executes its mandate.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	Please refer to disclosure on page 5 for Board and Committee meeting attendance. The Board achieved an attendance record of 100% in 2013. Agenda and materials in relation to Board and Committee meetings are generally circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board mandate is available on the Company’s website (www.rbauction.com).

The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company and its shareholders. The Board acts in accordance with:

•   the Canada Business Corporations Act;

•   the Company’s Articles of Amalgamation and By-laws;

•   the Company’s Code of Business Conduct and Ethics;

•   the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

•   the Company’s Corporate Governance Guidelines; and

•   other applicable laws and Company policies.

The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee oversees the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters of the Board committees can be found on the Company’s website.

The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management undertakes an annual strategic planning process, with regular Board involvement in the process and review and approval of the resulting Strategic Plan. During fiscal 2013, there were 12 meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs.

The Board is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s underwritten business, ability to sustain and manage growth, its reputation and industry. The Audit Committee meets regularly to review reports from management of the Company and discuss specific risk areas with management and the external auditors. The Board ensures that the Company adopts appropriate risk management practices, including a comprehensive enterprise risk management program, and the Board regularly reviews and provides input on the same.

The Board is responsible for choosing the CEO, appointing other executive officers and monitoring their performance. The Compensation Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the CEO, and the Committee also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs.

The Board supports management’s commitment to training and developing its employees with a special focus on areas of strategic importance, including sales force and sales management development.

The Board reviews all the Company’s major communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s disclosure policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law.

Shareholders can provide feedback to the Company in a number of ways, including via e-mail (ir@rbauction.com) or by calling a toll-free telephone number (1.800.663.8457). Shareholders are also able to contact the Chair directly via email or telephone as described on page 4 of this Information Circular. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Audit Committee also directly oversees the activities of the Company’s external auditors. The Company’s Disclosure Committee (consisting of the Company’s Chief Financial Officer, General Counsel & VP Corporate Development, VP Finance, Director Risk Management, and Investor Relations Manager) reports to the Audit Committee on a quarterly basis on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. Through industry forums and access to professional advisors, the committee keeps abreast of best practices to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

3. Position Descriptions

(a)    Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)    Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board has adopted position descriptions for the CEO and the Board Chair. The charters of the Committees of the Board are considered to be position descriptions for the chairs of the committees. The CEO has overall responsibility for all Company operations , subject to Board oversight.

The Board reviews and approves the corporate objectives for which the CEO is responsible and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

•     set the appropriate “tone at the top” for all employees of the Company;

•     review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and integrate the Board’s input into management’s strategic planning for the Company;

•     carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board; and

•     identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, in consultation with the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education

(a)    Briefly describe what measures the board takes to orient new directors regarding

i.       the role of the board, its committees and its directors, and

ii.      the nature and operation of the issuer’s business.

(b)    Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information and securities filings. In addition, the Company’s orientation for directors involves meeting with the Chair, CEO and senior management of the Company for an interactive introductory discussion about the Company, its strategy and operations, providing the directors with an opportunity to ask questions. New directors are also expected to attend a Company auction shortly after their appointment and to attend as an observer at least one meeting of each Board committee during their first year. All directors are also encouraged to meet with management informally, visit auction sites and attend at least one auction per year.

Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. Periodically, directors tour the Company’s various facilities and are expected to attend Company auctions.

Directors are encouraged to take relevant professional development courses at the Company’s expense, and at times, the Company also recommends appropriate courses and conferences and encourages directors to attend. The Company maintains, at its expense, individual memberships for all directors with the Nation Association of Corporate Directors and the Institute of Corporate Directors and a number of directors have attended training courses offered to members of these institutions. The Company also canvases the directors on an annual basis to determine what courses or training each of them has attended during the past year, and the Chair reviews the results with individual directors.

5. Ethical Business Conduct

(a)    Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

i.       disclose how a person or company may obtain a copy of the code.

ii.      describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

iii.    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has adopted a Code of Business Conduct and Ethics that can be found on the Company’s website and on SEDAR at www.sedar.com.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved. The Company performs a Code of Business Conduct and Ethics compliance review on an annual basis, and seeks annual confirmation of understanding of and adherence to the Code from all employees throughout the Company and from directors.

There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct and doing what is right. Indeed, “we do what is right” is one of the Company’s stated core values. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board. A summary of the Company’s strategy document was presented to all Company employees in 2013.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any areas where additional strength may be needed. When considering and identifying potential candidates for new directors, the Committee considers, among other attributes, the candidate’s professional experience, industry knowledge, public company board experience and ability to stay on the Board for multiple terms and become familiar with the Company. The Nominating and Corporate Governance Committee also has adopted an annual assessment process for the Board and Committees. In 2012, the Board engaged the National Association of Corporate Directors’ Board Advisory Services to provide an independent evaluation of the Board.

The Board reviews its composition and size on a regular basis. The Board feels that the size of seven to nine members is reasonable given the current size and complexity of the Company. The Company believes that the directors that have been added to the Board in recent years have brought additional experience to the Board and have allowed the Board to increase the number of unrelated and independent directors, while still permitting it to operate in an efficient manner.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members:

Chair: Eric Patel

Members: Robert W. Murdoch and Beverley A. Briscoe

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter and the Company’s Corporate Governance Guidelines, which are available on the Company’s website.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee has the responsibility for overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

7. Compensation (a) Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Compensation Discussion and Analysis commencing on page 16 and to the discussion of director compensation commencing on page 8. The Nominating & Corporate Governance Committee annually reviews the Company’s director compensation practices and recommends to the Board the form and amount of compensation and benefits for non-employee directors.

(b)    Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(c)    If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Board has appointed a compensation committee. This Committee has three members:

Chair: Edward B. Pitoniak

Members: Robert Elton and Christopher Zimmerman

The NYSE rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005.

This Committee met 3 times in 2013 and all members attended all meetings.

The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other permanent standing committees. In October 2013, the Board formed a CEO Search Committee for the purpose of overseeing the identification and hiring of a new CEO and a Transition Committee to oversee the transition of management and the Company’s ongoing strategic plans under the new CEO, once appointed.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board has an annual assessment process for the Board and its committees, including an individual board member evaluation process. The process is administered by the Nominating and Corporate Governance Committee. The process considers Board and Committee performance relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board, Committee and Director performance. In 2012, the Board engaged the National Association of Corporate Directors’ Board Advisory Services to provide an independent evaluation of the Board. The results of each annual assessment are shared with all Board members.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at March 3, 2014, according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there were 107,042,648 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company have fixed the close of business on March 20, 2014 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge the Company based on filings with the U.S. Securities and Exchange Commission, there are only two shareholders, Burgundy Asset Management and Baillie Gifford & Co. Limited, who beneficially own, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company.

The following table provides certain information regarding the ownership of the Company’s Common Shares as of December 31, 2013 by each person known to own more than 5% of the Company’s issued and outstanding Common Shares. This information is based on a review of recent SEC filings.

Name and Address of Beneficial Owner	Amount (#) and Nature of Beneficial Ownership	Percent of Class (1)
Burgundy Asset Management (2) Toronto, ON, Canada	10,805,554 Sole voting and dispositive power	10.1%
Baillie Gifford & Co. Limited (3) Edinburgh, Scotland, UK	10,729,029 Sole voting and dispositive power	10.0%
Caisse de dépôt et placement du Québec (4) Montreal, QC, Canada	9,104,800 Sole voting and dispositive power	8.5%
Royce & Associates, LLC (5) New York, NY, USA	8,704,454 Sole voting and dispositive power	8.1%
PRIMECAP Management Company (6) Pasadena, CA, USA	7,723,180 Sole voting and dispositive power	7.2%
Clifton Park Capital Management (7) Wilmington, DE, USA	6,410,000 Sole voting and dispositive power	6.0%
Riverbridge Partners LLC (8) Minneapolis, MN, USA	6,169,006 Sole voting and dispositive power	5.8%
C. Russel Cmolik (9) Surrey, BC, Canada	5,666,516 Direct and indirect	5.3%

(1)	Percent of Class calculated based on common shares outstanding at the date of filing of the underlying Schedule 13(G).
(2)	Information based on Schedule 13(G) filed with the SEC on February 3, 2014.
(3)	Information based on Schedule 13F-HR filed with the SEC on February 7, 2014.
(4)	Information based on Schedule 13(G) filed with the SEC on February 14, 2014.
(5)	Information based on Schedule 13F-HR filed with the SEC on February 10, 2014.
(6)	Information based on Schedule 13F-HR filed with the SEC on February 13, 2014.
(7)	Information based on Schedule 13(G) filed with the SEC on February 13, 2014.
(8)	Information based on Schedule 13F-HR filed with the SEC on February 13, 2014.
(9)	Information based on Schedule 13(G) filed with the SEC on February 6, 2014. C. Russell Cmolik was the Company’s Chief Operating Officer until he retired in 2002 and a director until 2008. He is no longer considered an insider or related party.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

A signed proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how such shareholder’s shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified by a shareholder in a signed proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the director candidates nominated by the Board and “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. If the proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Company to the shareholders. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign the proxy. The form of proxy should be signed in the exact manner as the name appears on the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or a shareholder can vote by proxy using the Internet by following the instructions on the form of proxy, in each case, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Non-registered Shareholders

Non-registered shareholders, whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a nonregistered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedures in the directions and instructions provided by or on behalf of the intermediary. For example, these non-registered shareholders can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the nonregistered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

Only registered shareholders as of the close of business on March 20, 2014 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.

The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and, if necessary, revoke the relevant proxy.

ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request made to the Corporate Secretary of the Company, a copy of: the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference; the Company’s consolidated comparative annual financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”); any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A; and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year, is available on the SEDAR website at www.sedar.com.

SHAREHOLDERS PROPOSALS

Shareholder proposals to be considered at the 2015 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than December 27, 2014 to be included in the information circular and form of proxy for such Annual Meeting.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, this 21st day of March, 2014.

By Order of the Board of Directors

Darren Watt

Corporate Secretary

Security Class Holder Account Number -------Fold Form of Proxy - Annual Meeting to be held on May 1, 2014 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or ------- any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 AM (Pacific Time) on April 29, 2014. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Internet To Receive Documents Electronically Go to the following web site: You can enroll to receive future securityholder www.investorvote.com communications electronically by visiting Smartphone? www.computershare.com/eDelivery and clicking on Scan the QR code to vote now. “eDelivery Signup”. If you vote by the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet. To vote by the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 05FE14115.E.sedar/000001/000001/i

Appointment of Proxyholder The undersigned “Registered Shareholder” of Ritchie Bros. Auctioneers Print the name of the person you are Incorporated (the “Company”) hereby appoints: Robert W. Murdoch, or OR appointing if this person is someone failing this person, Peter J. Blake, other than the Chairman of the Meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of shareholders of Ritchie Bros. Auctioneers Incorporated to be held at 9500 Glenlyon Parkway, Burnaby, B.C. V5J 0C6, on May 1, 2014 at 11:00 AM (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold 01. Robert Waugh Murdoch 02. Peter James Blake 03. Eric Patel ------- 04. Beverley Anne Briscoe 05. Edward Baltazar Pitoniak 06. Christopher Zimmerman Fold 07. Robert George Elton 08. Erik Olsson For Withhold 2. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. -------Fold Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. R B A Q 1 8 2 6 9 3 A R 0

RITCHIE BROS. AUCTIONEERS INCORPORATED

Request for Annual and Interim Financial Statements and MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Ritchie Bros. Auctioneers Incorporated (the “Corporation”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns shares of the Corporation that requests them. However, in compliance with the requirements under the Canada Business Corporations Act, the Corporation will send to all registered shareholders the annual financial statements and related MD&A, unless the registered holder has waived the right to receive a copy in writing.

So, if you are a non-registered holder and you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, OR if you are a registered shareholder and wish to receive interim financial statements and MD&A, or do NOT wish to receive the Corporation’s annual financial statements and annual MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address:

Computershare Investor Services Inc.

8th floor

100 University Avenue

Toronto, ON

M5J 2Y1

The Corporation reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial statements together with MD&A, you should complete and return this form to the Corporation’s registrar and transfer agent.

Please note that a Return Form will be mailed to you each year. This Return Form is a request to receive (i) interim financial statements and MD&A which the Corporation may send to securityholders in 2014 and any other period prior to the Corporation sending a new request form in 2015 and/or (ii) annual financial statements and MD&A for the fiscal year ending December 31, 2014. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

* * * * * * * * * * * *

(COMPLETE AND RETURN THIS FORM)

RETURN FORM

RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Corporation”)

(Please mark the appropriate box with a “X”)

Registered Holder

☐	The undersigned is a registered holder of common shares of the Corporation and does NOT wish to receive a copy of the Corporation’s Annual Financial Statements for the year ended December 31, 2014 and MD&A for such statements.

☐	The undersigned is a registered holder of common shares of the Corporation and hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2014 and any subsequent quarters before a new Return Form is sent by the Corporation

Non-Registered Holder

☐	The undersigned is a beneficial holder of common shares of the Corporation and:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the year ended December 31, 2014 and MD&A for such statements	☐

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements and MD&A for such statements for all quarters in 2014 and any subsequent quarters before a new Return Form is sent by the Corporation	☐

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name:

Address:

Signature:	Date:

Name and title of person signing if different from name above:

Name and address of broker or intermediary

through which securities are held, if applicable:

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.